                      SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                 TO FORM S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                   OF SECURITIES OF UNIT INVESTMENT TRUSTS
                         REGISTERED ON FORM N-8B-2

A. Exact name of trust:  Separate Account Five

B. Name of depositor:  ITT Hartford Life and Annuity Insurance Company

C. Complete address of depositor's principal executive offices:

   P. O. Box 2999
   Hartford, CT  06104-2999

D. Name and address of agent for service:

   Thomas S. Clark, Esquire
   ITT Hartford Life Insurance Companies
   P. O. Box 2999
   Hartford, CT  06104-2999

E. Title and amount of securities being registered:

   Modified single premium variable life insurance contracts.

   Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

   Not yet determined.

G. Amount of filing fee:  Paid

H. Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The registrant hereby represents that it is relying on Section (13)(i)(B) of Rule 6e-3(T).
________________________

                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B AND PROSPECTUS

Item No. of
Form N-8B-2         CAPTION IN PROSPECTUS
-----------         ---------------------

1.                  Cover page

2.                  Cover page

3.                  Not applicable

4.                  The Company; Distribution of the Contracts

5.                  Summary - The Separate Account; The Separate Account -
                    General

6.                  The Separate Account - General

7.                  Not required by Form S-6

8.                  Not required by Form S-6

9.                  Legal Proceedings

10. Summary; The Separate Account - Portfolios; The Contract - Application for a Contract; Contract Benefits and Rights; Other Matters - Voting Rights, Dividends

11.                 Summary; The Separate Account - Portfolios

12.                 Summary;  The Separate Account - Portfolios

13.                 Deductions and Charges;  Distribution of the Contracts;
                    Federal Tax Considerations

14.                 The Contract - Application for a Contract

15.                 The Contract - Allocation of Premium

16.                 The Separate Account - Portfolios;  The Contract -
                    Allocation of Premium

17. Summary; Contract Benefits and Rights - Account Value and Amount Payable on Surrender of the Contract, Cancellation and Examine Rights

Item No. of
Form N-8B-2         CAPTION IN PROSPECTUS
-----------         ---------------------


18.                 The Separate Account - Portfolios; Deduction and Charges;
                    Federal Tax Considerations

19.                 Other Matters - Statement to Contract Owners

20.                 Not applicable

21.                 Contract Benefits and Rights - Contract Loans

22.                 Not applicable

23.                 Safekeeping of Separate Account Assets

24.                 Other Matters - Assignment

25.                 The Company

26.                 Not applicable

27.                 The Company

28.                 The Company

29.                 The Company

30.                 Not applicable

31.                 Not applicable

32.                 Not applicable

33.                 Not applicable

34.                 Not applicable

35.                 Distribution of Contracts

36.                 Not required by Form S-6

37.                 Not applicable

38.                 Distribution of the Contracts

Item No. of
Form N-8B-2         CAPTION IN PROSPECTUS
-----------         ---------------------

39.                 The Company;  Distribution of the Contracts

40.                 Not applicable

41.                 The Company;  Distribution of the Contracts

42.                 Not applicable

43.                 Not applicable

44.                 The Contract - Allocation of Premium

45.                 Not applicable

46.                 Contract Benefits and Rights - Account Value

47.                 The Separate Account - Portfolio

48.                 Cover Page;  The Company

49.                 Not applicable

50.                 The Separate Account - General

51. Summary; The Company; The Contract; Contract Benefits and Rights; Other Matters - Beneficiary

52.                 The Separate Account - Portfolios, Investment Adviser

53.                 Federal Tax Considerations

54.                 Not applicable

55.                 Not applicable

56.                 Not required by Form S-6

57.                 Not required by Form S-6

58.                 Not required by Form S-6

59.                 Not required by Form S-6

     ITT HARTFORD LIFE AND
     ANNUITY INSURANCE COMPANY
     P.O. Box 2999
     Hartford, CT 06104-2999
     Telephone (800) 243-5433
     SELECT DIMENSIONS LIFE
     Modified Single Premium
     Variable Life Insurance Contracts

    [LOGO]

   This prospectus describes Select Dimensions Life, a modified single premium variable life insurance contract ("Contract" or "Contracts") offered by ITT Hartford Life and Annuity Insurance Company ("ITT Hartford") to applicants age 90 and under. The Contract lets the Contract Owner pay a single premium, and subject to restrictions, additional premiums.

   The Contract is a modified endowment contract for federal income tax purposes, except in certain cases described under "Federal Tax Considerations," page . A LOAN, DISTRIBUTION OR OTHER AMOUNT RECEIVED FROM A MODIFIED ENDOWMENT CONTRACT DURING THE LIFE OF THE INSURED WILL BE TAXED TO THE EXTENT OF ANY ACCUMULATED INCOME IN THE CONTRACT. ANY AMOUNTS THAT ARE TAXABLE WITHDRAWALS WILL BE SUBJECT TO A 10% ADDITIONAL TAX, WITH CERTAIN EXCEPTIONS.

   Generally, the minimum initial premium ITT Hartford will accept is $10,000. The initial premium will be allocated to the Money Market Portfolio. After the Right to Cancel Period has expired, the amount so allocated will be transferred to the Portfolios specified in the Contract Owner's application. The following underlying investment portfolios ("Portfolios") of the Dean Witter Select Dimensions Investment Series are available under the Contracts: the Money Market Portfolio, the North American Government Securities Portfolio, the Diversified Income Portfolio, the Balanced Portfolio, the Utilities Portfolio, the Dividend Growth Portfolio, the Value-Added Market Portfolio, the Core Equity Portfolio, the American Value Portfolio, the Global Equity Portfolio, the Developing Growth Portfolio, and the Emerging Markets Portfolio.

   There is no guaranteed minimum Account Value for a Contract. The Account Value of a Contract will vary up or down to reflect the investment experience of the Portfolios to which premiums have been allocated. The Contract Owner bears the investment risk for all amounts so allocated. The Contract continues in effect while the Cash Surrender Value is sufficient to pay the monthly charges under the Contract ("Deduction Amount"). The contract may terminate if the cash surrender value is insufficient to cover a Deduction Amount, and after expiration of a specified period, no additional premium payments are made.

   The Contracts provide for a Face Amount, which is the minimum death benefit under the Contract. The death benefit ("Death Benefit") may be greater than the Face Amount. The Account Value will, and under certain circumstances the Death Benefit of the Contract may, increase or decrease based on the investment experience of the Portfolios to which premiums have been allocated. However, while the Contract is in force, the Death Benefit will never be less than the Face Amount. At the death of the Insured, we will pay the death proceeds ("Death Proceeds") to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Contract.
 ------------------------------------------------------------------------------

 IT MAY NOT BE ADVANTAGEOUS TO PURCHASE VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE CONTRACT.
 ------------------------------------------------------------------------------

 THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE PORTFOLIOS WHICH CONTAIN A FULL DESCRIPTION OF THOSE PORTFOLIOS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 THE PRODUCTS DESCRIBED HEREIN ARE NOT DEPOSITS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.
 ------------------------------------------------------------------------------

 The date of this Prospectus is                    .
 ------------------------------------------------------------------------------

                                 SPECIAL TERMS

    As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: The current value of Accumulation Units plus the value of the Loan Account under the Contract.

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

ANNUAL WITHDRAWAL AMOUNT: The amount of a surrender or partial withdrawal that is not subject to the contingent deferred sales charge. This amount in any Contract year is the greater of 10% of premiums or 100% of cumulative earnings (Account Value less premiums paid).

CASH SURRENDER VALUE: The Account Value less any contingent deferred sales charge and additional premium tax charge and all Indebtedness.

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT ANNIVERSARY: The yearly anniversary of the Contract Date.

CONTRACT DATE: A date not later than three business days after receipt of the initial premium at ITT Hartford 's Home Office.

CONTRACT OWNER: The person having rights to benefits under the Contract during the lifetime of the Insured; the Contract Owner may or may not be the Insured.

CONTRACT YEARS: Annual periods computed from the Contract Date.

COVERAGE AMOUNT: The Death Benefit less the Account Value.

DEATH  BENEFIT: The greater of (1) the  Face Amount specified in the Contract or
(2) the Account Value on the date of death multiplied by a stated percentage as specified in the Contract.

DEATH PROCEEDS: The amount that we will pay on the death of the Insured. This equals the Death Benefit less any Indebtedness.

DEDUCTION AMOUNT: A deduction on the Contract Date and on each Monthly Activity Date for the cost of insurance, a tax expense charge, an administrative charge, and a mortality and expense risk charge.

FACE AMOUNT: On the Contract Date, the initial Face Amount is the amount shown on the Contract's Specifications page. Thereafter, the Face Amount is reduced by any partial withdrawals.

FUND: Dean Witter Select Dimensions Investment Series.

GUIDELINE SINGLE PREMIUM: The "Guideline Single Premium" as defined in Section 7702 of the Code.

HOME OFFICE: Currently located at 200 Hopmeadow Street, Simsbury, Connecticut; however, the mailing address is P.O. Box 2999, Hartford, Connecticut 06104-2999.

INDEBTEDNESS: All monies owed to ITT Hartford by the Contract Owner. These monies include all outstanding loans on the Contract, including any interest due or accrued Deduction Amount or Annual Maintenance Fee.

INSURED: The person on whose life the Contract is issued.

LOAN ACCOUNT: An account in ITT Hartford 's General Account, established for any amounts transferred from the Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest of 4% per annum that is not based on the investment experience of the Separate Account.

MONTHLY ACTIVITY DATE: The day of each month on which the Deduction Amount is deducted from the Account Value of the Contract. Monthly Activity Dates occur on the same day of the month as the Contract Date.

PORTFOLIOS: Currently, the portfolios of the Dean Witter Select Dimensions Investment Series described on page 8 of this Prospectus.

PREFERRED LOAN: The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract.

SEPARATE ACCOUNT: Separate Account Five, an account established by ITT Hartford to separate the assets funding the Contracts from other assets of ITT Hartford.

SUB-ACCOUNT: The subdivisions of the Separate Account used to allocate a Contract Owner's Account Value, less Indebtedness, among the Portfolios.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

                               TABLE OF CONTENTS


                                                                           PAGE
 SPECIAL TERMS...........................................................    2
 SUMMARY.................................................................    5
 THE COMPANY.............................................................    7
 THE SEPARATE ACCOUNT....................................................    8
   General...............................................................    8
   Portfolios............................................................    8
   Investment Adviser....................................................   10
 THE CONTRACT............................................................   11
   Application for a Contract............................................   11
   Premiums..............................................................   11
   Allocation of Premiums................................................   11
   Accumulation Unit Values..............................................   12
 DEDUCTIONS AND CHARGES..................................................   12
   Monthly Deductions....................................................   12
   Annual Maintenance Fee................................................   13
   Taxes Charged Against the Separate Account............................   14
   Charges Against the Portfolios........................................   14
   Contingent Deferred Sales Charge......................................   14
   Premium Tax Charge....................................................   14
 CONTRACT BENEFITS AND RIGHTS............................................   14
   Death Benefit.........................................................   14
   Account Value.........................................................   15
   Transfer of Account Value.............................................   15
   Contract Loans........................................................   16
   Amount Payable on Surrender of the Contract...........................   16
   Partial Withdrawals...................................................   17
   Benefits at Maturity..................................................   17
   Lapse and Reinstatement...............................................   17
   Cancellation and Exchange Rights......................................   17
   Suspension of Valuation, Payments and Transfers.......................   18
 LAST SURVIVOR CONTRACTS.................................................   18
 OTHER MATTERS...........................................................   18
   Voting Rights.........................................................   18
   Statements to Contract Owners.........................................   19
   Limit on Right to Contest.............................................   19
   Misstatement as to Age and Sex........................................   19
   Payment Options.......................................................   19
   Beneficiary...........................................................   21
   Assignment............................................................   21
   Dividends.............................................................   21
 EXECUTIVE OFFICERS AND DIRECTORS........................................   22
 DISTRIBUTION OF THE CONTRACTS...........................................   24
 SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS............................   24
 FEDERAL TAX CONSIDERATIONS..............................................   24
   General...............................................................   24
   Taxation of ITT Hartford and the Separate Account.....................   25
   Income Taxation of Contract Benefits..................................   25
   Last Survivor Contracts...............................................   25
   Modified Endowment Contracts..........................................   25
   Estate and Generation Skipping Taxes..................................   26
   Diversification Requirements..........................................   26
   Ownership of the Assets in the Separate Account.......................   26
   Life Insurance Purchased for Use in Split Dollar Arrangements.........   27
   Federal Income Tax Withholding........................................   27

   Non-Individual Ownership of Contracts.................................   27
   Other.................................................................   27
   Life Insurance Purchases by Nonresident Aliens and Foreign
    Corporation..........................................................   27
 LEGAL PROCEEDINGS.......................................................   28
 LEGAL MATTERS...........................................................   28
 EXPERTS.................................................................   28
 REGISTRATION STATEMENT..................................................   28
 APPENDIX A..............................................................   29

               THE CONTRACTS MAY NOT BE AVAILABLE IN ALL STATES.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

                                    SUMMARY

THE CONTRACT

    The Contracts are life insurance contracts with death benefits, cash values, and other traditional life insurance features. The Contracts are "variable." Unlike the fixed benefits of ordinary whole life insurance, the Account Value will, and the Death Benefit may, increase or decrease based on the investment experience of the Portfolios to which premiums have been allocated. The Contracts are credited with units ("Accumulation Units") to calculate cash values. The Contract Owner may transfer the cash values among the Portfolios.

    The Contracts can be issued on a single life or "last survivor" basis. For a discussion of how last survivor Contracts operate differently from single life Contracts, see "Last Survivor Contracts," page 18.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

    Separate Account Five ("Separate Account") funds the variable life insurance Contracts offered by this prospectus. ITT Hartford established the Separate Account pursuant to Wisconsin insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. The Contracts currently offer twelve sub-accounts ("Sub-Accounts"), each investing exclusively in a Portfolio. If an initial premium is submitted with an application for a Contract, it will be allocated, within three business days of receipt at ITT Hartford's Home Office, to the Money Market Portfolio. After the expiration of the Right to Cancel Period, the values in the Money Market Portfolio will be allocated to one or more of the Portfolios as specified in the Contract Owner's application. See "The Contract -- Allocation of Premiums," page 11.

    Currently, the Portfolios of the Dean Witter Select Dimensions Investment Series available under the Contracts are: the Money Market Portfolio, the North American Government Securities Portfolio, the Diversified Income Portfolio, the Balanced Portfolio, the Utilities Portfolio, the Dividend Growth Portfolio, the Value-Added Market Portfolio, the Core Equity Portfolio, the American Value Portfolio, the Global Equity Portfolio, the Developing Growth Portfolio, and the Emerging Markets Portfolio. Applicants should read the prospectus for the Portfolios accompanying this prospectus in connection with the purchase of a Contract. The investment objectives of the Portfolios are as set forth in "The Separate Account," page 8.

    The investment adviser for all the Portfolios is Dean Witter InterCapital Inc. Dean Witter InterCapital Inc. retains a sub-investment adviser with respect to some of the Portfolios. See "The Separate Account," page 8.

    In 1994 and 1995, the investment adviser has agreed to waive the management fee and to reimburse the Fund for all other expenses, except for any brokerage fees and a portion of organizational expenses. For the period January 1, 1996 through December 31, 1996, the investment adviser will continue to waive the management fee and to reimburse the operating expenses to the extent they exceed 0.50% of daily net assets of the Portfolio or until such time as the respective Portfolio has $50 million of net assets, whichever comes first. There are no 12b-1 fees assessed against the underlying Portfolios. See the "The Fund and its Management" within the Fund Prospectus for a complete description of the fees that are payable for fund operating expenses and the conditions of the fee waiver.

PREMIUMS

    The Contract permits the Contract Owner to pay a large single premium, and subject to restrictions, additional premiums. The Contract Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, Applicants between the ages of 45 and 80 who pay an initial premium of 100% of the Guideline Single Premium are eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For Contract Owners who pay an initial premium of 80% or 90% of the Guideline Single Premium or who are below age 45 or above age 80, standard underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines. Additional premiums are allowed if they do not cause the Contract to fail to meet the definition of a life insurance contract under Section 7702 of the Code. ITT Hartford may require evidence of insurability for any additional premiums which increase the

Coverage Amount. Generally, the minimum initial premium ITT Hartford will accept is $10,000. ITT Hartford may accept less than $10,000 under certain circumstances. No premium will be accepted which does not meet the tax qualification guidelines for life insurance under the Code.

DEDUCTIONS AND CHARGES

    On the Contract Date and on each Monthly Activity Date, ITT Hartford will deduct a Deduction Amount from the Account Value. The Deduction Amount will be made pro rata respecting each Sub-Account attributable to the Contract. The Deduction Amount includes a cost of insurance charge, tax expense charge, administrative charge, and a mortality and expense risk charge. The monthly cost of insurance charge is to cover ITT Hartford's anticipated mortality costs. In addition, ITT Hartford will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates ITT Hartford for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The premium tax deduction represents an average premium tax of 2.5% of premiums over ten years. ITT Hartford will deduct from the Account Value attributable to the Separate Account a monthly administrative charge equal to an annual rate of 0.40%. This charge compensates ITT Hartford for administrative expenses incurred in the administration of the Separate Account and the Contracts. ITT Hartford will also deduct from the Account Value attributable to the Separate Account a monthly charge equal to an annual rate of 0.90% for the mortality risks and expense risks ITT Hartford assumes in relation to the variable portion of the Contracts. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date the Contract may lapse. See "Deductions and Charges -- Monthly Deductions," page 12 and "Contract Benefits and Rights -- Lapse and Reinstatement," page 17.

    If the Account Value on a Contract Anniversary is less than $50,000, ITT Hartford will deduct on such date an Annual Maintenance Fee of $30. This fee will help reimburse ITT Hartford for administrative and maintenance costs of the Contracts. See "Deductions and Charges -- Annual Maintenance Fee," page 13.

    ITT Hartford may set up a provision for income taxes against the assets of the Separate Account. See "Deductions and Charges -- Charges Against The Separate Account," page 14 and "Federal Tax Considerations," page 24.

    Applicants should review the prospectuses for the Portfolios which accompany this prospectus for a description of the charges assessed against the assets of the Portfolios.

    Upon surrender of the Contract and partial withdrawals in excess of the Annual Withdrawal Amount, a contingent deferred sales charge may be assessed. In Contract Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Contract Years 4 through 5, this charge is 6%. In Contract Years 6 through 7, this charge is 4%. In Contract Years 8 through 9, this charge is 2%. After the 9th Contract Year, there is no charge. The contingent deferred sales charge is imposed to cover a portion of the sales expense incurred by ITT Hartford in distributing the Contracts. This expense includes agents commissions, advertising and the printing of prospectuses. See "Deductions and Charges -- Contingent Deferred Sales Charge," page 14.

    During the first nine Contract Years, an additional premium tax charge will be imposed on surrender or partial withdrawals. See "Deductions and Charges -- Additional Premium Tax Charges," page 14.

    For a discussion of the tax consequences of surrender of the Contract or a partial withdrawal, see "Federal Tax Considerations," page 24.

DEATH BENEFIT

    The Contracts provide for a Face Amount which is the minimum Death Benefit under the Contract. The Death Benefit may be greater than the Face Amount. At the death of the Insured, we will pay the Death Proceeds to the beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Contract. See "Contract Benefits and Rights -- Death Benefit," page 14.

ACCOUNT VALUE

    The Account Value of the Contract will increase or decrease to reflect the investment experience of the Portfolios applicable to the Contract and deductions for the monthly Deduction Amount. There is no minimum guaranteed Account Value and the Contract Owner bears the risk of the investment in the Portfolios. See "Contract Benefits and Rights -- Account Value," page 15.

CONTRACT LOANS

    A Contract Owner may obtain one or both of two types of cash loans from ITT Hartford. Both types of loans are secured by the Contract. At the time a loan is requested, the aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the difference of the Account Value less any contingent deferred sales charge and due and unpaid Deduction Amount. See "Contract Benefits and Rights -- Contract Loans," page 16.

LAPSE

    Under certain circumstances a Contract may terminate if the Cash Surrender Value on any Monthly Activity Date is less than the required Monthly Deduction Amount. ITT Hartford will give written notice to the Contract Owner and a 61 day grace period during which additional amounts may be paid to continue the Contract. See "Contract Benefits and Rights -- Contract Loans," page 16 and "Lapse and Reinstatement," page 17.

CANCELLATION AND EXCHANGE RIGHTS

    An applicant has a limited right to return his or her Contract for cancellation. If the applicant returns the Contract, by mail or hand delivery, to ITT Hartford or to the agent who sold the Contract, to be cancelled within 10 days after delivery of the Contract to the applicant (in certain cases, this free-look period is longer), ITT Hartford will return to the applicant within 7 days thereafter the greater of the premiums paid for the Contract or the sum of
(1) the Account Value on the date the returned Contract is received by ITT Hartford or its agent and (2) any deductions under Contract or by the Portfolios for taxes, charges or fees.

    In addition, once the Contract is in effect it may be exchanged during the first 24 months after its issuance for a permanent life insurance contract on the life of the Insured without submitting proof of insurability. See "Contract Benefits and Rights -- Cancellation and Exchange Rights," page 17.

TAX CONSEQUENCES

    The current Federal tax law generally excludes all death benefit payments from the gross income of the Contract beneficiary. The Contracts generally will be treated as modified endowment contracts. This status does not affect the Contracts' classification as life insurance, nor does it affect the exclusion of death benefit payments from gross income. HOWEVER, LOANS, DISTRIBUTIONS OR OTHER AMOUNTS RECEIVED UNDER A MODIFIED ENDOWMENT CONTRACT ARE TAXED TO THE EXTENT OF ACCUMULATED INCOME IN THE CONTRACT (GENERALLY, THE EXCESS OF ACCOUNT VALUE OVER PREMIUMS PAID) AND MAY BE SUBJECT TO A 10% PENALTY TAX. SEE "FEDERAL TAX CONSIDERATIONS," PAGE 24.

                                  THE COMPANY

    ITT Hartford Life and Annuity Insurance Company ("ITT Hartford"), formerly ITT Life Insurance Corporation, was originally incorporated under the laws of Wisconsin on January 9, 1956. ITT Hartford was redomiciled to Connecticut on May 1, 1996. It is a stock life insurance company engaged in the business of writing both individual and group life insurance and annuities in all states including the District of Columbia, except New York. The offices of ITT Hartford are located in Minneapolis, Minnesota; however, its mailing address is P.O. Box 5085, Hartford, Connecticut 06102-5085.

    ITT Hartford is a wholly owned subsidiary of Hartford Life Insurance Company. ITT Hartford is ultimately 100% owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. On December 20, 1995, Hartford Fire Insurance Company became an independent, publicly traded corporation.

    ITT Hartford is rated A+ (superior) by A.M. Best and Company, Inc. on the basis of its financial soundness and operating performance. ITT Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Account. The ratings apply to ITT Hartford's ability to meet its insurance obligations under the contract.


    ITT Hartford is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with that Commissioner on or before March 1 in each year covering the operations of ITT Hartford for the preceding year and its financial condition on December 31 of such year. Its books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted by the National Association of Insurance Commissioners ("NAIC") at least once in every four years. In addition, ITT Hartford is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance contracts. ITT Hartford is also subject to various Federal and state securities laws and regulations.

                              THE SEPARATE ACCOUNT

GENERAL

    Separate Account Five ("Separate Account") is a separate account of ITT Hartford established on August 17, 1994 pursuant to the insurance laws of the State of Connecticut and organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Separate Account meets the definition of "separate account" under federal securities law. Under Connecticut law, the assets of the Separate Account are held exclusively for the benefit of Contract Owners and persons entitled to payments under the Contracts. The assets for the Separate Account are not chargeable with liabilities arising out of any other business which ITT Hartford may conduct.

PORTFOLIOS

    The underlying investment for the Contracts are shares of the Dean Witter Select Dimensions Investment Series, an open-end diversified series investment company with multiple portfolios ("Portfolios"). The assets of each Sub-Account of the Separate Account are invested exclusively in one of the Portfolios. A Contract Owner may allocate premiums among the Portfolios. Contract Owners should review the following brief descriptions of the investment objectives of the Portfolios in connection with that allocation. There is no assurance that any of the Portfolios will achieve its stated objectives. Contract Owners are also advised to read the prospectus for the Portfolios accompanying this prospectus for more detailed information.

MONEY MARKET PORTFOLIO

    Seeks high current income, preservation of capital and liquidity by investing in the following money market instruments: U.S. Government securities, obligations of U.S. regulated banks and savings institutions having total assets of more than $1 billion, or less than $1 billion if such are fully federally insured as to principal (the interest may not be insured) and high grade corporate debt obligations maturing in thirteen months or less.

NORTH AMERICAN GOVERNMENT SECURITIES PORTFOLIO

    Seeks to earn a high level of current income while maintaining relatively low volatility of principal, by investing primarily in investment grade fixed-income securities issued or guaranteed by the U.S., Canadian or Mexican governments.

DIVERSIFIED INCOME PORTFOLIO

    Seeks, as a primary objective, to earn a high level of current income, and as a secondary objective, to maximize total return, but only to the extent consistent with its primary objective, by equally allocating its assets among three separate groupings of fixed-income securities. Up to one-third of the securities in which the Diversified Income Portfolio may invest will include securities rated Baa/BBB or lower. See the special considerations for investments for high yield securities disclosed in the Fund prospectus.

BALANCED PORTFOLIO

    Seeks to achieve high total return through a combination of income and capital appreciation, by investing in a diversified portfolio of common stocks and investment grade fixed-income securities.

UTILITIES PORTFOLIO

    Seeks to provide current income and long-term growth of income and capital by investing in equity and fixed-income securities of companies in the public utilities industry.

DIVIDEND GROWTH PORTFOLIO

    Seeks to provide reasonable current income and long-term growth of income and capital by investing primarily in common stock of companies with a record of paying dividends and the potential for increasing dividends.

VALUE-ADDED MARKET PORTFOLIO

    Seeks to achieve a high level of total return on its assets through a combination of capital appreciation and current income, by investing, on an equally-weighted basis, in a diversified portfolio of common stocks of the companies which are represented in the Standard & Poor's 500 Composite Stock Price Index.

CORE EQUITY PORTFOLIO

    Seeks long-term growth of capital by investing primarily in common stocks and securities convertible into common stocks issued by domestic and foreign companies.

AMERICAN VALUE PORTFOLIO

    Seeks long-term capital growth consistent with an effort to reduce volatility, by investing principally in common stock of companies in industries which, at the time of the investment, are believed to be undervalued in the marketplace.

GLOBAL EQUITY PORTFOLIO

    Seeks a high level of total return on its assets primarily through long-term capital growth, and to a lesser extent, from income, through investments in all types of common stocks and equivalents (such as convertible securities and warrants), preferred stocks and bonds, and other debt obligations of domestic and foreign companies, governments, and international organizations.

DEVELOPING GROWTH PORTFOLIO

    Seeks long-term capital growth by investing primarily in common stocks of smaller and medium-sized companies that, in the opinion of the Investment Manager, have the potential for growing more rapidly than the economy and which may benefit from new products or services, technological developments or changes in management.

EMERGING MARKETS PORTFOLIO

    Seeks long-term capital appreciation by investing primarily in equity securities of companies in emerging market countries. The Emerging Markets Portfolio may invest up to 35% of its total assets in high risk fixed-income securities that are rated below investment grade or are unrated (commonly referred to as "junk bonds"). See the special considerations for investments in high yield securities disclosed in the Fund prospectus.

    The Fund is organized as a Massachusetts business trust and is an open-end diversified management investment company with multiple portfolios under the Investment Company Act of 1940. Each Portfolio of the Fund is managed for investment purposes as if it were a separate fund issuing a separate class of shares. Shares of the Fund are offered to the Separate Account established by ITT Hartford or one of its affiliated companies specifically to fund the Contracts and certain flexible premium deferred variable annuity contracts issued by ITT Hartford or one of its affiliates as permitted by the Investment Company Act of 1940.

    The Portfolios are managed in styles similar to other investment companies whose shares are generally offered to the public which are managed by Dean Witter InterCapital Inc., the Investment Manager, or by TCW Funds Management, Inc., the Sub-Adviser to certain of the Portfolios. The portfolios of these other investment companies may, however, employ different investment practices and may invest in securities different from those in which their counterpart Portfolios invest, and consequently will not have identical portfolios or experience identical investment results.

    The Portfolios are available only to serve as the underlying investment for variable annuity and variable life contracts. A full description of the Portfolios, their investment objectives, policies and restrictions, risks, charges and expenses and other aspects of their operation is contained in the accompanying Fund Prospectus which should be read in conjunction with this Prospectus before investing, and in the Fund Statement of Additional Information which may be ordered without charge from Dean Witter Select Dimensions Investment Series.

    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously. Although ITT Hartford and the Fund do not currently foresee any such disadvantages either to variable life insurance or variable annuity contract owners, the Fund's Board of Trustees intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If the Board of Trustees of the Fund were to conclude that separate Portfolios should be established for variable life and variable annuity separate accounts, ITT Hartford will bear the attendant expenses.

    All investment income of and other distributions to each Sub-Account of the Separate Account arising from the applicable Portfolio are reinvested in shares of that Portfolio at net asset value. The income and both realized gains or losses on the assets of each Sub-Account of the Separate Account are therefore separate and are credited to or charged against the Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other business of ITT Hartford. ITT Hartford will purchase shares in the Portfolios in connection with premiums allocated to the applicable Sub-Account in accordance with Contract Owners directions and will redeem shares in the Portfolios to meet Contract obligations or make adjustments in reserves, if any. The Portfolios are required to redeem Portfolio shares at net asset value and to make payment within seven days.

    ITT Hartford reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Separate Account and its Sub-Accounts which fund the Contracts. If shares of any of the Portfolios should no longer be available for investment, or if, in the judgment of ITT Hartford's management, further investment in shares of any Portfolio should become inappropriate in view of the purposes of the Contracts, ITT Hartford may substitute shares of another Portfolio for shares already purchased, or to be purchased in the future, under the Contracts. No substitution of securities will take place without notice to and consent of Contract Owners and without prior approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940. Subject to Contract Owner approval, ITT Hartford also reserves the right to end the registration under the Investment Company Act of 1940 of the Separate Account or any other separate accounts of which it is the depositor which may fund the Contracts.

    Each Portfolio is subject to investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectus for the Fund.

INVESTMENT ADVISER

    Dean Witter InterCapital Inc. ("InterCapital" or the "Investment Manager"), a Delaware Corporation, whose address is Two World Trade Center, New York, New York 10048, is the Fund's Investment Manager. The Investment Manager, which was incorporated in July, 1992, is a wholly-owned subsidiary of Dean Witter, Discover & Co., ("DWDC"), a balanced financial services organization providing a broad range of nationally marketed credit and investment products.

    The Fund has retained the Investment Manager to provide administrative services, manage its business affairs and manage the investment of the Fund's assets, including the placing of orders for the purchase and sales of portfolio securities. InterCapital has retained its wholly-owned subsidiary, Dean Witter Services

Company Inc., to perform the aforementioned administrative services for the Portfolios. For its services, each Portfolio pays the Investment Manager a monthly fee. See the accompanying Fund Prospectus for a more complete description of the Investment Manager and the respective fees of the Portfolios.

    With regard to the North American Government Securities Portfolio, the Balanced Portfolio, the Core Equity Portfolio and the Emerging Markets Portfolio, under a Sub-Advisory Agreement between TCW Funds Management, Inc. (the "Sub-Adviser") and the Investment Manager, the Sub-Adviser provides these Portfolios with investment advice and portfolio management, in each case subject to the overall supervision of the Investment Manager. The Sub-Adviser's address is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

                                  THE CONTRACT

APPLICATION FOR A CONTRACT

    Individuals wishing to purchase a Contract must submit an application to ITT Hartford. A Contract will be issued only on the lives of insureds age 90 and under who supply evidence of insurability satisfactory to ITT Hartford. Acceptance is subject to ITT Hartford's underwriting rules and ITT Hartford reserves the right to reject an application for any reason. IF AN APPLICATION FOR A CONTRACT IS REJECTED, THEN YOUR INITIAL PREMIUM WILL BE RETURNED ALONG WITH AN ADDITIONAL AMOUNT FOR INTEREST, BASED ON THE CONTRACT RATE BEING CREDITED BY ITT HARTFORD. No change in the terms or conditions of a Contract will be made without the consent of the Contract Owner.

    The Contract will be effective on the Contract Date only after ITT Hartford has received all outstanding delivery requirements and received the initial premium. The Contract Date is the date used to determine all future cyclical transactions on the Contract, e.g., Monthly Activity Date, Contract Months and Contract Years. The Contract Date may be prior to, or the same as, the date the Contract is issued ("Issue Date").

    If the Coverage Amount is over then current limits established by ITT Hartford, the initial payment will not be accepted with the application. In other cases where we receive the initial payment with the application, we will provide fixed conditional insurance during underwriting according to the terms of a conditional receipt. The fixed conditional insurance will be the insurance applied for, up to a maximum that varies by age. If no fixed conditional insurance was in effect, on Contract delivery we will require a sufficient payment to place the insurance in force.

PREMIUMS

    The Contract permits the Contract Owner to pay a large single premium, and subject to restrictions, additional premiums. The Contract Owner may choose a minimum initial premium of 80%, 90% or 100% of the Guideline Single Premium (based on the Face Amount). Under current underwriting rules, which are subject to change, Applicants between ages 45 and 80 who pay an initial premium of 100% of the Guideline Single Premium (subject to then current premium limits) are eligible for simplified underwriting without a medical examination if they meet simplified underwriting standards as evidenced in their responses in the application. For Contract Owners who pay an initial premium of 80% or 90% of the Guideline Single Premium or who are below age 45 or above age 80, standard underwriting applies, except that substandard underwriting applies only in those cases that represent substandard risks according to customary underwriting guidelines. Additional premiums are allowed if they do not cause the Contract to fail to meet the definition of a life insurance contract under Section 7702 of the Code. ITT Hartford may require evidence of insurability for any additional premiums which increase the Coverage Amount. Generally, the minimum initial premium ITT Hartford will accept is $10,000. ITT Hartford may accept less than $10,000 under certain circumstances. No premium will be accepted which does not meet the tax qualification guidelines for life insurance under the Code.

ALLOCATION OF PREMIUMS

    Within three business days of receipt of a completed application and the initial premium at ITT Hartford's Home Office, ITT Hartford will allocate the entire premium to the Money Market Portfolio. After the expiration of the Right To Cancel Period the Account Value in the Money Market Portfolio will be allocated among the Portfolios in whole percentages to purchase Accumulation Units in the applicable Sub-Accounts as the Contract Owner directs in the application. Premiums received on or after the expiration of the Right to Cancel

Period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by the Contract Owner or, in the absence of directions, as specified in the original application. The number of Accumulation Units in each Sub-Account to be credited to a Contract (including the initial allocation to the Money Market Portfolio) will be determined first by multiplying the premium by the percentage to be allocated to each Portfolio to determine the portion to be invested in the Sub-Account. Each portion to be invested in each Sub-Account is then divided by the Accumulation Unit Value of that particular Sub-Account next computed after receipt of the payment.

ACCUMULATION UNIT VALUES

    The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Portfolio and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Sub-Account is the net asset value per share of the corresponding Portfolio at the end of the Valuation Period (plus the per share dividends or capital gains by that Portfolio if the ex-dividend date occurs in the Valuation Period then ended) divided by the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period. Applicants should refer to the prospectus for the Portfolios which accompany this prospectus for a description of how the assets of each Portfolio are valued since such determination has a direct bearing on the Accumulation Unit Value of the Sub-Account and therefore the Account Value of a Contract. See also, "Contract Benefits and Rights -- Account Value," page 15.

    All valuations in connection with a Contract, e.g., with respect to determining Account Value and Cash Surrender Value and in connection with Contract Loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Contract with each premium, other than the initial premium, will be made on the date the request or payment is received by ITT Hartford at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

                             DEDUCTIONS AND CHARGES

MONTHLY DEDUCTIONS

    On the Contract Date, and on each Monthly Activity Date after the Contract Date, ITT Hartford will deduct an amount ("Deduction Amount") to cover charges and expenses incurred in connection with a Contract. Each monthly Deduction Amount will be deducted pro rata from each Sub-Account attributable to the Contract such that the proportion of Account Value of the Contract attributable to each Sub-Account remains the same before and after the deduction. The Deduction Amount will vary from month to month. If the Cash Surrender Value is not sufficient to cover a Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Contract Benefits and Rights -- Lapse and Reinstatement," page 17. The following is a summary of the monthly deductions and charges which constitute the Deduction Amount:

    COST OF INSURANCE CHARGE: The cost of insurance charge covers ITT Hartford's anticipated mortality costs for standard and substandard risks. Current cost of insurance rates are lower after the 10th Contract Year and are based on whether 100%, 90% or 80% of the Guideline Single Premium has been paid. The current cost of insurance charge will not exceed the guaranteed cost of insurance charge. This charge is a guaranteed maximum monthly rate multiplied by the Coverage Amount on the Contract Date or any Monthly Activity Date. For standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday. (Unisex rates may be required in some states.) A table of guaranteed cost of insurance rates per $1,000 will be included in each Contract; however, ITT Hartford reserves the right to use rates less than those shown in the table. Substandard risks will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday. The multiple will be based on the insured's substandard rating.

    The Coverage Amount is first set on the Contract Date and then on each Monthly Activity Date. On such days, it is the Face Amount less the Account Value subject to a Minimum Coverage Amount. The Coverage Amount remains level between the Monthly Activity Dates.

    The Coverage Amount may be adjusted to continue to qualify the Contracts as life insurance contracts under the current Federal tax law. Under that law, the Minimum Coverage Amount is a stated percentage of the Account Value of the Contract determined on each Monthly Activity Date. The percentages vary according to the attained age of the Insured.

EXAMPLE:

    Face Amount = $100,000
    Account Value on the Monthly Activity Date = $30,000
    Insured's attained age = 40
    Minimum Coverage Amount percentage for age 40 = 150%

    On the Monthly Activity Date, the Coverage Amount is $70,000. This is calculated by subtracting the Account Value on the Monthly Activity Date ($30,000) from the Face Amount ($100,000), subject to a possible Minimum Coverage Amount adjustment. This Minimum Coverage Amount is determined by taking a percentage of the Account Value on the Monthly Activity Date. In this case, the Minimum Coverage Amount is $45,000 (150% of $30,000). Since $45,000 is less than the Face Amount less the Account Value ($70,000), no adjustment is necessary. Therefore, the Coverage Amount will be $70,000.

    Assume that the Account Value in the above example was $50,000. The Minimum Coverage Amount would be $75,000 (150% of $50,000). Since this is greater than the Face Amount less the Account Value ($50,000), the Coverage Amount for the Contract Month is $75,000. (For an explanation of the Death Benefit, see "Contract Benefits and Rights" on page 14.)

    Because the Account Value and, as a result, the Coverage Amount under a Contract may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date.

    TAX EXPENSE CHARGE: ITT Hartford will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates ITT Hartford for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The 0.25% premium tax deduction over ten Contract Years approximates ITT Hartford's average expenses for state and local premium taxes (2.5%). Premium taxes vary, ranging from zero to more than 4.0%. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, ITT Hartford does not expect to make a profit from this deduction. The 0.15% federal tax deduction helps reimburse ITT Hartford for approximate expenses incurred from federal taxes under Section 848 of the Code. The federal tax deduction is a factor ITT Hartford must use when computing the maximum sales load chargeable under Securities and Exchange Commission rules.

    ADMINISTRATIVE CHARGE: ITT Hartford will deduct monthly from the Account Value attributable to the Separate Account an administrative charge equal to an annual rate of 0.40%. This charge compensates ITT Hartford for administrative expenses incurred in the administration of the Separate Account and the Contracts.

    MORTALITY AND EXPENSE RISK CHARGE: ITT Hartford will deduct monthly from the Account Value attributable to the Separate Account a charge equal to an annual rate of 0.90% for the mortality risks and expense risks ITT Hartford assumes in relation to the variable portion of the Contracts. The mortality risk assumed is that the cost of insurance charges specified in the Contract will be insufficient to meet claims. ITT Hartford also assumes a risk that the Face Amount (the minimum Death Benefit) will exceed the Coverage Amount on the date of death plus the Account Value on the date ITT Hartford receives written notice of death. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract. ITT Hartford may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Contracts and the proceeds of the contingent deferred sales charge.

    ANNUAL MAINTENANCE FEE: If the Account Value on a Contract Anniversary is less than $50,000, ITT Hartford will deduct on such date an Annual Maintenance Fee of $30. This fee will help reimburse ITT Hartford for administrative and maintenance costs of the Contracts. The sum of the monthly administrative charges and the annual maintenance fee will not exceed the cost ITT Hartford incurs in providing administrative services under the Contracts.

TAXES CHARGED AGAINST THE SEPARATE ACCOUNT

    Currently, no charge is made to the Separate Account for federal income taxes that may be attributable to the Separate Account. ITT Hartford may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.

CHARGES AGAINST THE PORTFOLIOS

    The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of the Portfolio shares reflects investment advisory fees and administrative expenses already deducted from the assets of the Portfolios. These charges are described in the prospectus for the Portfolios.

CONTINGENT DEFERRED SALES CHARGE

    Upon surrender of the Contract and partial withdrawals in excess of the Annual Withdrawal Amount, a contingent deferred sales charge may be assessed. In Contract Years 1 through 3, this charge is 7.5% of surrendered Account Value attributable to premiums paid. In Contract Years 4 through 5, this charge is 6%. In Contract Years 6 through 7, this charge is 4%. In Contract Years 8 through 9, this charge is 2%. After the 9th Contract Year, there is no charge.

    In determining the contingent deferred sales charge and the additional premium tax charge discussed below, any surrender or partial withdrawal during the first ten Contract Years will be deemed first from earnings and then from premiums paid. If an amount equal to all premiums paid has been withdrawn, no charge will be assessed on a withdrawal of the remaining Account Value.

    The contingent deferred sales charge is imposed to cover a portion of the sales expense incurred by ITT Hartford in distributing the Contracts. This expense includes agents commissions, advertising and the printing of prospectuses.

    See "Contract Benefits and Rights -- Amount Payable on Surrender of the Contract," page 16.

PREMIUM TAX CHARGE

    During the first nine Contract Years, an additional premium tax charge will be imposed on surrender or partial withdrawals. The additional premium tax charge is shown below, as a percent of Account Value, at the end of each Contract Year:

          CONTRACT
            YEAR             RATE
          --------           -----
                1            2.50%
                2            2.25%
                3            2.00%
                4            1.75%
                5            1.50%
                6            1.25%
                7            1.00%
                8            0.75%
                9            0.50%
               10+           0.00%

    After the ninth Contract Year, no additional premium tax charge will be imposed.

                          CONTRACT BENEFITS AND RIGHTS

DEATH BENEFIT

    While inforce, the Contract provides for the payment of the Death Proceeds to the named beneficiary when the Insured under the Contract dies. The Death Proceeds payable to the beneficiary equal the Death Benefit less any loans outstanding. The Death Benefit equals the greater of (1) the Face Amount or (2) the Account Value multiplied by a specified percentage. The percentages vary according to the attained age of the Insured and are specified in the Contract. Therefore, an increase in Account Value may increase the Death Benefit. However, because the Death Benefit will never be less than the Face Amount, a decrease in Account Value may decrease the Death Benefit but never below the Face Amount.

EXAMPLES:

                                                    A            B
                                               -----------  -----------
Face Amount:                                   $   100,000  $   100,000
Insured's Age:                                          40           40
Account Value on Date of Death:                     46,500       34,000
Specified Percentage:                                 250%         250%

    In Example A, the Death Benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the Date of Death of $46,500, multiplied by the specified percentage of 250%). This amount less any outstanding loans constitutes the Death Proceeds which we would pay to the beneficiary.

    In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000 multiplied by the specified percentage of 250%).

    All or part of the Death Proceeds may be paid in cash or applied under a "Payment Option." See "Other Matters -- Payment Options," page 19.

ACCOUNT VALUE

    The Account Value of a Contract will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Portfolios, the value of the Loan Account and the monthly Deduction Amounts. There is no minimum guaranteed Account Value.

    The Account Value of a particular Contract is related to the net asset value of the Portfolios to which premiums on the Contract have been allocated. The Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Contract in each Sub-Account as of the Valuation Day by the Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts credited to the Contract and the value of the Loan Account. See "The Contract -- Accumulation Unit Values," page 12.

TRANSFER OF ACCOUNT VALUE

    While the Contract remains in effect and subject to ITT Hartford's transfer rules then in effect, the Contract Owner may request that part or all of the Account Value of a particular Sub-Account be transferred to other Sub-Accounts. ITT Hartford reserves the right to restrict the number of such transfers to no more than 12 per Contract Year with no two transfers being made on consecutive Valuation Days. However, there are no restrictions on the number of transfers at the present time. Transfers may be made by written request or by calling toll free 1-800-231-5453. Telephone transfers may not be permitted in some states. The policy of ITT Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. ITT Hartford will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, ITT Hartford may be liable for any losses due to unauthorized or fraudulent instructions. The procedures ITT Hartford follows for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded.

    ITT Hartford may modify the right to reallocate Account Value among the Sub-Accounts if ITT Hartford determines, in its sole discretion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to, the requirement of a minimum period between each transfer, not accepting transfer requests of an agent acting under the power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred among the Sub-Accounts at one time. These restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that ITT Hartford considered to be disadvantageous to other Contract Owners.

    As a result of a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day ITT Hartford receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day ITT Hartford receives the transfer request.

CONTRACT LOANS

    While the Contract is in effect, a Contract Owner may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), one or both of two types of cash loans from ITT Hartford. Both types of loans are secured by the Contract. The aggregate loans (including the currently applied for loan) may not exceed at the time a loan is requested 90% of the Account Value less any contingent deferred sales charge and due and unpaid Deduction Amount.

    The loan amount will be transferred pro rata from each Sub-Account attributable to the Contract (unless the Contract Owner specifies otherwise) to the Loan Account. The amounts allocated to the Loan Account will bear interest at a rate of 4% per annum (6% for "Preferred Loans"). The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract is considered a "Preferred Loan." The loan interest rate that ITT Hartford will charge on all loans is 6% per annum. The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro-rata basis from the Sub-Accounts to the Loan Account on each Monthly Activity Date.

    If the aggregate outstanding loan(s) secured by the Contract exceeds the Account Value of the Contract less any contingent deferred sales charges and due and unpaid Deduction Amount, ITT Hartford will give written notice to the Contract Owner that unless ITT Hartford receives an additional payment within 61 days to reduce the aggregate outstanding loan(s) secured by the Contract, the Contract may lapse.

    All or any part of any loan secured by a Contract may be repaid while the Contract is still in effect. When loan repayments or interest payments are made, they will be allocated among the Sub-Account(s) in the same percentage as, premiums are allocated (unless the Contract Owner requests a different allocation) and an amount equal to the payment will be deducted from the Loan Account. Any outstanding loan at the end of a Grace Period must be repaid before the Contract will be reinstated. See "Contract Benefits and Rights -- Lapse and Reinstatement," page 17.

    A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts earn more than 4% per annum, the annual interest rate for amounts held in the Loan Account, a Contract Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than 4% per annum, the Contract Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE CONTRACT

    While the Contract is in effect, a Contract Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to fully surrender the Contract. Upon surrender, the Contract Owner will receive the Cash Surrender Value determined as of the day ITT Hartford receives the Contract Owner's written request or the date requested by the Contract Owner whichever is later. The Cash Surrender Value equals the Account Value less any contingent deferred sales charges and additional premium tax charge and all Indebtedness. ITT Hartford will pay the Cash Surrender Value of the Contract within seven days of receipt by ITT Hartford of the written request or on the effective surrender date requested by the Contract Owner, whichever is later. The Contract will terminate on the date of receipt of the written request, or the date the Contract Owner requests the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Contract, see "Federal Tax Considerations," page 24.

    If the Contract Owner chooses to apply the surrender proceeds to a payment option (see "Other Matters -- Payment Options," page 19), the contingent deferred sales charge will not be imposed to the surrender proceeds applied to the option. In other words, the surrender proceeds will equal the Cash

Surrender Value without reduction for the contingent deferred sales charge. However, the additional premium tax charge, if applicable, will be deducted from the surrender proceeds to be applied, and amounts withdrawn from Options 1, 5 or 6 will be subject to the contingent deferred sales charge, if applicable.

PARTIAL WITHDRAWALS

    While the Contract is in effect, a Contract Owner may elect, by written request, to make partial withdrawals from the Cash Surrender Value. The Cash Surrender Value, after partial withdrawal, must at least equal ITT Hartford's minimum amount rules then in effect; otherwise, the request will be treated as a request for full surrender. The partial withdrawal will be deducted pro rata from each Sub-Account, unless the Contract Owner instructs otherwise. The Face Amount will be reduced proportionate to the reduction in the Account Value due to the partial withdrawal. Partial withdrawals will be deemed to be first from earnings, if any, and then from premiums paid. Partial withdrawals in excess of the Annual Withdrawal Amount will be subject to the contingent deferred sales charge and any additional premium tax charges. See "Deductions and Charges -- Contingent Deferred Sales Charge, Premium Tax Charge." For a discussion of the tax consequences of partial withdrawals, see "Federal Tax Considerations," page 24.

BENEFITS AT MATURITY

    If the Insured is living on the "Maturity Date" (the anniversary of the Contract Date on which the Insured is age 100), on surrender of the Contract to ITT Hartford, ITT Hartford will pay to the Contract Owner the Cash Surrender Value. In such case, the Contract will terminate and ITT Hartford will have no further obligations under the Contract. (The Maturity Date may be extended by rider where approved, but see "Income Taxation of Contract Benefits.")

LAPSE AND REINSTATEMENT

    The Contract will remain in effect until the Cash Surrender Value is insufficient to cover a Deduction Amount due on a Monthly Activity Date. ITT Hartford will notify the Contract Owner of the deficiency in writing and will provide a 61 day period ("Grace Period") to pay an amount sufficient to cover the Deduction Amounts Due.

    The Notice will indicate the amount that must be paid. The Contract will continue through the Grace Period, but if no additional premium payment is made, it will terminate at the end of the Grace Period. If the person insured under the Contract dies during the Grace Period, the Death Proceeds payable under the Contract will be reduced by the Deduction Amount(s) due and unpaid. See "Contract Benefits and Rights -- Death Benefit," page 14.

    If the Contract lapses, the Contract Owner may apply for reinstatement of the Contract by payment of the reinstatement premium (and any applicable charges) shown in the Contract. A request for reinstatement may be made within five years of lapse. If a loan was outstanding at the time of lapse, ITT Hartford will require repayment of the loan before permitting reinstatement. In addition, ITT Hartford reserves the right to require evidence of insurability satisfactory to ITT Hartford.

CANCELLATION AND EXCHANGE RIGHTS

    An Applicant has a limited right to return a Contract for cancellation. If the Contract is returned, by mail or personal delivery to ITT Hartford or to the agent who sold the Contract, to be cancelled within 10 days after delivery of the Contract to the Contract Owner (a longer free-look period is provided in certain cases), ITT Hartford will return to the Applicant within 7 days the greater of premiums paid for the Contract or the sum of (1) the Account Value on the date the returned Contract is received by ITT Hartford or its agent and (2) any deductions under Contract or by the Portfolios for taxes, charges or fees.

    Once the Contract is in effect, it may be exchanged during the first 24 months after its issuance, for a non-variable flexible premium adjustable life insurance contract offered by ITT Hartford (or an affiliated company) on the life of the Insured. No evidence of insurability will be required. The new contract will have, at the election of the Contract Owner, either the same Coverage Amount under the exchanged contract on the date of exchange or the same Death Benefit. The effective date, issue date and issue age will be the same as existed under the exchanged contract. If a contract loan was outstanding, the entire loan must be repaid. There may be a cash adjustment required on the exchange.

SUSPENSION OF VALUATION, PAYMENTS AND TRANSFERS

    ITT Hartford will suspend all procedures requiring valuation (including transfers, surrenders and loans) on any day a national stock exchange is closed or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission, or on any day the Commission has ordered that the right of surrender of the Contracts be suspended for the protection of Contract Owners, until such condition has ended.

                            LAST SURVIVOR CONTRACTS

    The Contracts are offered on a single life and "last survivor" basis. Contracts sold on a last survivor basis operate in a manner almost identical to the single life version. The most important difference is that the last survivor version involves two Insureds and the Death Proceeds are paid on the death of the last surviving Insured. The other significant differences between the last survivor and single life versions are listed below:

        1. The cost of insurance charges under the last survivor Contracts are determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the Death Benefit is not payable until the death of the second Insured to die. See the last survivor illustrations in "Appendix A," page 29.

        2.    To  qualify  for simplified  underwriting  under  a  last survivor
           Contract,  both  Insureds  must  meet  the  simplified   underwriting
           standards.

        3. For a last survivor Contract to be reinstated, both Insureds must be alive on the date of reinstatement.

        4. The Contract provisions regarding misstatement of age or sex, suicide and incontestability apply to either Insured.

        5. Additional tax disclosures applicable to last survivor Contracts are provided in "Federal Tax Considerations," page 24."

                                 OTHER MATTERS

VOTING RIGHTS

    In accordance with its interpretation of presently applicable law, ITT Hartford will vote the shares of the Portfolios at regular and special meetings of the shareholders of the Portfolios in accordance with instructions from Contract Owners (or the assignee of the Contract, as the case may be) having a voting interest in the Separate Account. The number of shares held in the Separate Account which are attributable to each Contract Owner is determined by dividing the Contract Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Portfolios. ITT Hartford will vote shares for which no instructions have been given and shares which are not attributable to Contract Owners (i.e., shares owned by ITT Hartford) in the same proportion as it votes shares for which it has received instructions. If the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, however, or if ITT Hartford's present interpretation should change and, as a result, ITT Hartford determines it is permitted to vote the shares of the Portfolios in its own right, it may elect to do so.

    The voting interests of the Contract Owner (or the assignee) in the Portfolios will be determined as follows: Contract Owners may cast one vote for each full or fractional Accumulation Unit owned under the Contract and allocated to a Sub-Account the assets of which are invested in the particular Portfolio on the record date for the shareholder meeting for that Portfolio. If, however, a Contract Owner has taken a loan secured by the Contract, amounts transferred from the Sub-Account(s) to the Loan Account in connection with the loan (See "Contract Benefits and Rights -- Contract Loans," page 16) will not be considered in determining the voting interests of the Contract Owner. Contract Owners should review the prospectus for the Portfolios which accompany this prospectus to determine matters on which shareholders may vote.

    ITT Hartford may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for the Portfolios.

    In addition, ITT Hartford itself may disregard voting instructions in favor of changes initiated by a Contract Owner in the investment policy or the investment adviser of the Portfolios if ITT Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If ITT Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Contract Owners.

STATEMENTS TO CONTRACT OWNERS

    ITT Hartford will maintain all records relating to the Separate Account and the Sub-Accounts. At least once each Contract Year, ITT Hartford will send to Contract Owners a statement showing the Coverage Amount and the Account Value of the Contract (indicating the number of Accumulation Units credited to the Contract in each Sub-Account and the corresponding Accumulation Unit Value), and any outstanding loan secured by the Contract as of the date of the statement. The statement will also show premium paid, and Deduction Amounts under the Contract since the last statement, and any other information required by any applicable law or regulation.

LIMIT ON RIGHT TO CONTEST

    ITT Hartford may not contest the validity of the Contract after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Contract is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Coverage Amount as a result of a premium is contestable for 2 years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to the Account Value less any Indebtedness.

MISSTATEMENT AS TO AGE AND SEX

    If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Contract.

PAYMENT OPTIONS

    The surrender proceeds or Death Proceeds under the Contracts may be paid in a lump sum or may be applied to one of ITT Hartford's payment options. The minimum amount that may be applied under a payment option is $5,000 unless ITT Hartford consents to a lesser amount. Under Options 2, 3 and 4, no surrender or partial withdrawals are permitted after payments commence. Full surrender or partial withdrawals may be made from Options 1 or 6, but they are subject to the contingent deferred sales charge, if applicable. Only a full surrender is allowed from Option 5. A surrender from Option 5 will also be subject to the contingent deferred sales charge, if applicable.

    We will pay interest of at least 3 1/2% per year on the Death Proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the proceeds are not subject to the investment experience of the Separate Account.

    The following options are available under the Contracts (ITT Hartford may offer other payment options):

OPTION 1: INTEREST INCOME

    This option offers payments of interest, at the rate we declare, on the amount applied under this option. The interest rate will never be less than 3 1/2% per year.

OPTION 2: LIFE ANNUITY

    A life annuity is an annuity payable during the lifetime of the payee and terminating with the last payment preceding the death of the payee. This option offers the largest payment amount of any of the life annuity options since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a beneficiary.

    It would be possible under this option for a payee to receive only one annuity payment if he died prior to the due date of the second annuity payment, two if he died before the date of the third annuity payment, etc.

OPTION 3: LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

    This annuity option is an annuity payable monthly during the lifetime of the payee with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the payee, payments have been made for less than the minimum elected number of months, then the present value as of the date of the payee's death, of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by ITT Hartford.

OPTION 4: JOINT AND LAST SURVIVOR ANNUITY

    An annuity payable monthly during the joint lifetime of the payee and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. Based on the options currently offered by ITT Hartford, the payee may elect that the payment to the survivor be less than the payment made during the joint lifetime of the payee and a designated second person.

    It would be possible under this option for a payee and designated second person to receive only one payment in the event of the common or simultaneous death of the parties prior to the due date for the second payment and so on.

OPTION 5: PAYMENTS FOR A DESIGNATED PERIOD

    An amount payable monthly for the number of years selected which may be from 5 to 30 years. Under this option, you may, at any time, request a full surrender and receive, within seven days, the termination value of the Contract as determined by ITT Hartford.

    In the event of the payee's death prior to the end of the designated period, the present value as of the date of the payee's death, of any remaining guaranteed payments will be paid in one sum to the beneficiary or beneficiaries designated unless other provisions have been made and approved by ITT Hartford.

    Option 5 is an option that does not involve life contingencies.

OPTION 6: DEATH PROCEEDS REMAINING WITH ITT HARTFORD

    Proceeds from the Death Benefit left with ITT Hartford. These proceeds will remain in the Sub-Accounts to which they were allocated at the time of death unless the beneficiary elects to reallocate them. Full or partial withdrawals may be made at any time.

    VARIABLE AND FIXED ANNUITY PAYMENTS: When an annuity is effected, unless otherwise specified, the surrender proceeds or Death Proceeds held in the Sub-Accounts will be applied to provide a variable annuity based on the pro rata amount in the various Sub-Accounts. Fixed annuities options are also available. YOU SHOULD CONSIDER WHETHER THE ALLOCATION OF PROCEEDS AMONG SUB-ACCOUNTS OF THE SEPARATE ACCOUNT FOR YOUR ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR RETIREMENT NEEDS.

    VARIABLE ANNUITY: The Contract contains tables indicating the minimum dollar amount of the first monthly payment under the optional variable forms of annuity for each $1,000 of value of a Sub-Account. The first monthly payment varies according to the form and type of variable payment annuity selected. The Contract contains variable payment annuity tables derived from the 1983a Individual Annuity Mortality Table with ages set back one year and with an assumed investment rate ("A.I.R.") of 5% per annum. The total first monthly variable annuity payment is determined by multiplying the proceeds value (expressed in thousands of dollars) of a Sub-Account by the amount of the first monthly payment per $1,000 of value obtained from the tables in the Contracts.

    The amount of the first monthly variable annuity payment is divided by the value of an annuity unit (an accounting unit of measure used to calculate the value of annuity payments) for the appropriate Sub-Account no earlier than the close of business on the fifth Valuation Day preceding the day on which the payment is due in order to determine the number of annuity units represented by the first payment. This number of annuity units remains fixed during the annuity payment period, and in each subsequent month the dollar amount of the variable annuity payment is determined by multiplying this fixed number of annuity units by the current annuity unit value.

    LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE REMAINED CONSTANT AND EQUAL TO THE A.I.R. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN RELATIVE TO THE A.I.R.

    FIXED ANNUITY: Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate to be determined by ITT Hartford which is no less than the rate specified in the fixed payment annuity tables in the Contract. The annuity payment will remain level for the duration of the annuity.

    ITT Hartford will make any other arrangements for income payments as may be agreed on.

BENEFICIARY

    The applicant names the beneficiary in the application for the Contract. The Contract Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to ITT Hartford. If no beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Contract Owner if living; otherwise to the Contract Owner's estate.

ASSIGNMENT

    The Contract may be assigned as collateral for a loan or other obligation. ITT Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

    No dividends will be paid under the Contracts.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                                OTHER BUSINESS PROFESSION,
                                                                                  VOCATION OR EMPLOYMENT
                                     POSITION WITH ITT HARTFORD,                    FOR PAST 5 YEARS;
           NAME, AGE                      YEAR OF ELECTION                         OTHER DIRECTORSHIPS
-------------------------------  -----------------------------------  ----------------------------------------------
Andrew, Joan M., 38              Vice President, 1992                 Vice President and Director, National Service
                                                                        Center Operations (1992-Present), ITT
                                                                        Hartford.
Bossen, Wendell J., 62           Vice President, 1995**               Vice President (1992), Hartford Life Insurance
                                                                        Company; Executive Vice President (1984),
                                                                        Mutual Benefit.
Boyko, Gregory A., 44            Vice President, 1995                 Vice President and Controller (1995-Present),
                                                                        Hartford Life Insurance Company; Chief
                                                                        Financial Officer (1994-1995), IMG American
                                                                        Life; Senior Vice President (1992-1994),
                                                                        Connecticut Mutual.
Cummins, Peter W., 59            Vice President, 1993                 Vice President, Individual Annuity Operations
                                                                        (1989-Present), Hartford Life Insurance
                                                                        Company.
deRaismes, Ann M., 45            Vice President, 1994                 Vice President (1994-Present), Assistant Vice
                                                                        President (1992), Director of Human
                                                                        Resources (1991-Present), Hartford Life
                                                                        Insurance Company.
Dooley, James R., 59             Vice President, 1977                 Vice President, Director Information Services
                                                                        (1973-Present), ITT Hartford.
Fitch, Timothy M., 43            Vice President, 1995                 Vice President (1995-Present); Assistant Vice
                                                                        President (1993); Director (1991), Hartford
                                                                        Life.
Frahm, Donald R., 64             Director, 1995*                      Chairman and Chief Executive Officer
                                                                        (1988-Present), ITT Hartford Insurance
                                                                        Group, Inc.
Gardner, Bruce D., 45            Director, 1991*                      Vice President (1996-Present) General Counsel
                                                                        and Corporate Secretary (1991), Hartford
                                                                        Life Insurance Company
Gareau, Joseph H., 49            Executive Vice President, 1993       Executive Vice President and Chief Investment
                                   Chief Investment Officer 1993        Officer (1993-Present), Hartford Life
                                   Director, 1993*                      Insurance Company
Gillette, Donald J., 50          Vice President, 1993                 Vice President, Director of Marketing
                                                                        (1991-Present), ITT Hartford; MSI Insurance
                                                                        (1986)
Godkin, Lynda, 42                General Counsel, 1996 Corporate      General Counsel (1996-Present), Associate
                                   Secretary, 1995                      General Counsel and Corporate Secretary
                                                                        (1995), Assistant General Counsel and
                                                                        Secretary (1994), Counsel (1990), Hartford
                                                                        Life Insurance Company
Grady, Lois W., 51               Vice President, 1993                 Vice President (1993-Present), Assistant Vice
                                                                        President (1988), Hartford Life Insurance
                                                                        Company
Hall, David A., 42               Senior Vice President, 1993          Senior Vice President and Actuary
                                   Actuary, 1993                        (1993-Present), Hartford Life Insurance
                                                                        Company

                                                                                OTHER BUSINESS PROFESSION,
                                                                                  VOCATION OR EMPLOYMENT
                                     POSITION WITH ITT HARTFORD,                    FOR PAST 5 YEARS;
           NAME, AGE                      YEAR OF ELECTION                         OTHER DIRECTORSHIPS
-------------------------------  -----------------------------------  ----------------------------------------------
Kanarek, Joseph, 48              Vice President, 1994                 Vice President (1991-Present), Director
                                   Director, 1994*                      (1992-Present), Hartford Life Insurance
                                                                        Company
Kerzner, Robert A., 44           Vice President, 1994                 Vice President (1994-Present), Regional Vice
                                                                        President (1991), Life Sales Manager (1990),
                                                                        Hartford Life Insurance Company
Kohlhof, LaVern L., 66           Vice President, 1980 Secretary,      Vice President and Secretary (1980-Present),
                                   1980                                 ITT Hartford
Malchodi, Jr., William B., 45    Vice President, 1994                 Vice President (1994-Present), Director of
                                   Director of Taxes, 1992              Taxes (1992-Present), Assistant General
                                                                        Counsel and Assistant Director of Taxes
                                                                        (1986), Hartford Insurance Group
Marra, Thomas M., 37             Executive Vice President, 1995       Senior Vice President (1994), Director of
                                   Director, 1994*                      Individual Annuities (1991), Vice President
                                                                        (1989), Hartford Life Insurance Company
Matthiesen, Steven L., 51        Vice President, 1984                 Vice President, Director of New Business
                                                                        (1984-Present), ITT Hartford
Noto, Joseph J., 44              Vice President, 1989                 Vice President (1989-Present), Hartford Life
                                                                        Insurance Company.
Raymond, Craig D., 32            Vice President, 1993                 Vice President and Chief Actuary
                                   Chief Actuary, 1994                  (1994-Present), Vice President (1993),
                                                                        Assistant Vice President (1992), Actuary
                                                                        (1989-1994), Hartford Life Insurance Company
Schrandt, David T., 48           Vice President, 1987 Treasurer,      Vice President, Treasurer and Controller
                                   1987                                 (1987-Present), ITT Hartford
Smith, Lowndes A., 55            President, 1993                      President and Chief Executive Officer
                                   Chief Executive Officer, 1989        (1993-Present), ITT Hartford; President and
                                   Director, 1985*                      Chief Operating Officer (1989-Present),
                                                                        Hartford Life Insurance Company
Zlatkus, Lizabeth H., 36         Vice President, 1994                 Vice President, Director Business Operations
                                   Director, 1994*                      (1994), Assistant Vice President, Director
                                                                        Executive Operations (1992), Executive Staff
                                                                        Assistant to President (1990), Hartford Life
                                                                        Insurance Company

------------------------
 * Denotes year of election to Board of Directors
** ITT Hartford Affiliated Company

                         DISTRIBUTION OF THE CONTRACTS

    ITT Hartford intends to sell the Contracts in all jurisdictions where it is licensed to do business. The Contracts will be sold by life insurance sales representatives who represent ITT Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO") or certain other independent registered broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance contracts under applicable Federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

    Hartford Securities Distribution Company, Inc. serves as Principal Underwriter for the securities issued with respect to the Separate Account. Both HESCO and HSD are wholly-owned subsidiaries of Hartford Life Insurance Company. The principal business address of HESCO and HSD is the same as ITT Hartford.

    The maximum sales commission payable to ITT Hartford agents, independent registered insurance brokers, and other registered broker-dealers is 6.0% of initial and subsequent premiums. Additional annual compensation of no more than 0.75% of Account Value may be paid. From time to time, ITT Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

    ITT Hartford may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and variable annuities and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

                  SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

    The assets of the Separate Account are held by ITT Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of ITT Hartford. ITT Hartford maintains records of all purchases and redemptions of shares of the Portfolio. Additional protection for the assets of the Separate Account is afforded by ITT Hartford's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate of $50 million, covering all of the officers and employees of ITT Hartford.

                           FEDERAL TAX CONSIDERATIONS

GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Contracts cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon ITT Hartford's understanding of current Federal income tax laws as they are currently interpreted.

TAXATION OF ITT HARTFORD AND THE SEPARATE ACCOUNT

    The Separate Account is taxed as a part of ITT Hartford which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code ("Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Contract Benefits and Right -- Account Value," on page
15). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

    ITT Hartford does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for Federal income taxes. If ITT Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for such taxes against the Separate Account.

INCOME TAXATION OF CONTRACT BENEFITS

    For Federal income tax purposes, the Contracts should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. Also, a life insurance Contract Owner is generally not taxed on increments in the contract value until the Contract is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a Contract that is treated as life insurance. ITT Hartford intends to monitor premium levels to assure compliance with the Section 7702 requirements.

    During the first fifteen Contract Years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the Contract.

    The Maturity Date Extension Rider allows a Contract Owner to extend the Maturity Date to the date of the Insured's death. If the Maturity Date of the Contract is extended by rider, ITT Hartford believes that the Contract will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date. However, due to the lack of specific guidance on this issue, the result is not certain. If the Contract is not treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Contract Owner should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

LAST SURVIVOR CONTRACTS

    Although ITT Hartford believes that the last survivor Contracts are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a joint survivorship life insurance contract is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a last survivor Contract will meet the Section 7702 definition of a life insurance contract.

MODIFIED ENDOWMENT CONTRACTS

    A life insurance contract is treated as a "modified endowment contract" under Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large single premium permitted under the Contract does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Contract will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange under Section 1035 of the Code of a life insurance contract issued before June 21, 1988 will not cause the new Contract to be treated as a modified endowment contract if no additional premiums are paid and there is no change in the death benefit as the result of the exchange.

    A contract that is classified as modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, a loan, distributions or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the contract (generally, the excess of account value over premiums paid). Amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions.

    All modified endowment contracts that are issued within any calendar year to the same Contract Owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.

ESTATE AND GENERATION SKIPPING TAXES

    When the Insured dies, the Death Proceeds will generally be includible in the Contract Owner's estate for purposes of federal estate tax if the last surviving Insured owned the Contract. If the Contract Owner was not the last surviving Insured, the fair market value of the Contract would be included in the Contract Owner's estate upon the Contract Owner's death. Nothing would be includible in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

    Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse (when the Death Proceeds would be available to pay taxes due and other expenses incurred).

    If the Contract Owner (whether or not he or she is an Insured) transfers ownership of the Contract to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Contract. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Contract Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance contract (other than a pension plan policy) will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Contract is not treated as a life insurance contract, the Contract Owner will be subject to income tax on the annual increases in cash value.

    The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or the Contract Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    ITT Hartford monitors the diversification of investments in the separate accounts and tests for diversification as required by the Code. ITT Hartford intends to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.

OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

    In order for a variable life insurance contract to qualify for tax deferral, assets in the segregated asset accounts supporting the variable contract must be considered to be owned by the insurance company and not by the variable contract owner. The Internal Revenue Service ("IRS") has issued several rulings which discuss investor control. The IRS has ruled that incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.

    Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under section 817(d), relating to the definition of variable contract." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this Prospectus, no other such guidance has been issued. Further, ITT Hartford does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Contract Owner could be considered the owner of the assets for tax purposes. ITT Hartford reserves the right to modify the contracts, as necessary, to prevent Contract Owners from being considered the owners of the assets in the separate accounts.

LIFE INSURANCE PURCHASED FOR USE IN SPLIT DOLLAR ARRANGEMENTS

    On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

FEDERAL INCOME TAX WITHHOLDING

    If any amounts are deemed to be current taxable income to the Contract Owner, such amounts will be subject to federal income tax withholding and reporting, pursuant to the Code.

NON-INDIVIDUAL OWNERSHIP OF CONTRACTS

    Legislation has recently been proposed which would limit certain of the tax advantages now afforded non-individual owners of life insurance contracts. Prospective Contract Owners which are not individuals should consult a tax adviser to determine the status of this proposed legislation and its potential impact on the purchaser.

OTHER

    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Contract proceeds depend on the circumstances of each Contract Owner or beneficiary. A tax adviser should be consulted to determine the impact of these taxes.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

                               LEGAL PROCEEDINGS

    There are no pending material legal proceedings affecting the Contracts, the Separate Account or any of the Portfolios.

                                 LEGAL MATTERS

    Legal matters in  connection with  the issue  and sale  of flexible  premium variable life insurance contracts described in this Prospectus and the organization of ITT Hartford, its authority to issue the Contracts under Connecticut law and the validity of the forms of the Contracts under Connecticut law and legal matters relating to the Federal securities and income tax laws have been passed on by Lynda Godkin, General Counsel of ITT Hartford Life Insurance Companies.

                                    EXPERTS


    The statutory financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report on the financial statements of ITT Hartford Life and Annuity Insurance Company (the depositor), which includes an explanatory paragraph with respect to changing the valuation method in determining aggregate reserves for future benefits. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.


    The hypothetical Contract illustrations included in this Prospectus and Registration Statement have been approved by Michael Winterfield, FSA, MAAA, Director, Individual Annuity Inforce Management, for ITT Hartford, and are included in reliance upon his opinion as to their reasonableness.

                             REGISTRATION STATEMENT

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Separate Account, the Portfolios, ITT Hartford, and the Contracts.

                                   APPENDIX A
                           ILLUSTRATIONS OF BENEFITS

    The tables in Appendix A illustrate the way in which a Contract operates. They show how the death benefit and surrender value could vary over an extended period of time assuming hypothetical gross rates of return equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on an initial premium of $10,000. A male age 45, a female age 55 and a male age 65 with Face Amounts of $40,161, $33,334 and $19,380, respectively, are illustrated for the single life Contract. The illustrations for the last survivor Contract assume male and female of equal ages, including age 55 and 65 for Face Amounts of $44,053 and $27,778.

    The death benefit and surrender value for a Contract would be different from those shown if the rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Contract Years. They would also differ if any contract loan were made during the period of time illustrated.

    The tables reflect the deductions of current Contract charges and guaranteed Contract charges for a single gross interest rate. The death benefits and surrender values would change if the current cost of insurance charges change.

    The amounts shown for the death benefit and surrender value as of the end of each Contract Year take into account an average daily charge equal to an annual charge of 0.75% of the average daily net assets of the Portfolios for investment advisory and administrative services fees. The gross annual investment return rates of 0%, 6% and 12% on the Portfolio's assets are equal to net annual investment return rates (net of the 0.75% average daily charge) of -0.75%, 5.25% and 11.25%, respectively.

    In addition the death benefit and surrender value as of the end of each Contract Year take into account the (1) tax expense charge equal to an annual rate of 0.40% of Account Value for the first ten Contract Years; (2) administrative charge equal to an annual rate of 0.40% of Account Value attributable to the Separate Account; (3) mortality and expense risk charge equal to an annual rate of 0.90% of Account Value attributable to the Separate Account; and (4) any Contingent Deferred Sales Charge and Premium Tax Charge which may be applicable in the first nine Contract Years.

    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Separate Account in the future. In order to produce after tax returns of 0%, 6%, and 12%, the Separate Account would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges (see "Deductions and Charges -- Charges Against The Separate Account -- Taxes," page 14).

    The "Premium Paid Plus Interest" column of each table shows the amount which would accumulate if the initial premium was invested to earn interest, after taxes of 5% per year, compounded annually.

    ITT Hartford will furnish upon request, a comparable illustration reflecting the proposed insureds age, risk classification, Face Amount or initial premium requested, and reflecting guaranteed cost of insurance rates. ITT Hartford will also furnish an additional similar illustration reflecting current cost of insurance rates which may be less than, but never greater than, the guaranteed cost of insurance rates.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS      -------------------------------   -------------------------------
   END OF     ACCUMULATED                  CASH                              CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT    SURRENDER    DEATH     ACCOUNT    SURRENDER    DEATH
    YEAR        PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
  --------   --------------   --------   ---------   --------   --------   ---------   --------
       1         10,500        10,834       9,840      40,161    10,756       9,764      40,161
       2         11,025        11,740      10,755      40,161    11,575      10,593      40,161
       3         11,576        12,724      11,751      40,161    12,463      11,495      40,161
       4         12,155        13,794      12,987      40,161    13,427      12,626      40,161
       5         12,763        14,956      14,169      40,161    14,474      13,693      40,161

       6         13,401        16,219      15,657      40,161    15,613      15,057      40,161
       7         14,071        17,592      17,060      40,161    16,851      16,324      40,161
       8         14,775        19,083      18,788      40,161    18,198      17,907      40,161
       9         15,513        20,704      20,452      40,161    19,666      19,417      40,161
      10         16,289        22,465      22,465      40,161    21,268      21,268      40,161

      11         17,103        24,501      24,501      40,161    23,113      23,113      40,161
      12         17,959        26,724      26,724      40,161    25,145      25,145      40,161
      13         18,856        29,153      29,153      41,398    27,386      27,386      40,161
      14         19,799        31,808      31,808      43,896    29,864      29,864      41,213
      15         20,789        34,714      34,714      46,517    32,590      32,590      43,670

      16         21,829        37,895      37,895      49,264    35,574      35,574      46,247
      17         22,920        41,367      41,367      52,951    38,832      38,832      49,705
      18         24,066        45,156      45,156      56,897    42,386      42,386      53,407
      19         25,270        49,292      49,292      61,122    46,266      46,266      57,371
      20         26,533        53,807      53,807      65,645    50,502      50,502      61,613

      25         33,864        83,601      83,601      96,978    78,372      78,372      90,912
      35         55,160       201,997     201,997     214,118   180,092     189,092     200,438

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT  INVESTMENT RESULTS USING  GUARANTEED COST OF  INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                    CURRENT CHARGES*              GUARANTEED CHARGES**
                PREMIUMS      -----------------------------   -----------------------------
   END OF     ACCUMULATED                 CASH                            CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
    YEAR        PER YEAR       VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
  --------   --------------   -------   ---------   -------   -------   ---------   -------
       1         10,500       10,249       9,269    40,161    10,171       9,192    40,161
       2         11,025       10,506       9,546    40,161    10,337       9,380    40,161
       3         11,576       10,769       9,831    40,161    10,497       9,564    40,161
       4         12,155       11,040      10,275    40,161    10,651       9,891    40,161
       5         12,763       11,319      10,577    40,161    10,796      10,061    40,161

       6         13,401       11,605      11,089    40,161    10,930      10,421    40,161
       7         14,071       11,900      11,411    40,161    11,052      10,569    40,161
       8         14,775       12,202      11,941    40,161    11,158      10,902    40,161
       9         15,513       12,514      12,282    40,161    11,244      11,016    40,161
      10         16,289       12,833      12,833    40,161    11,309      11,309    40,161

      11         17,103       13,228      13,228    40,161    11,394      11,394    40,161
      12         17,959       13,636      13,636    40,161    11,455      11,455    40,161
      13         18,856       14,058      14,058    40,161    11,486      11,486    40,161
      14         19,799       14,494      14,494    40,161    11,486      11,486    40,161
      15         20,789       14,944      14,944    40,161    11,450      11,450    40,161

      16         21,829       15,409      15,409    40,161    11,370      11,370    40,161
      17         22,920       15,889      15,889    40,161    11,239      11,239    40,161
      18         24,066       16,385      16,385    40,161    11,048      11,048    40,161
      19         25,270       16,898      16,898    40,161    10,787      10,787    40,161
      20         26,533       17,428      17,428    40,161    10,442      10,442    40,161

      25         33,864       20,353      20,353    40,161     6,987       6,987    40,161
      35         55,160       27,852      27,852    40,161         0           0         0

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT  INVESTMENT RESULTS USING  GUARANTEED COST OF  INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $40,161
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS      -------------------------------   -------------------------------
   END OF     ACCUMULATED                  CASH                              CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT    SURRENDER    DEATH     ACCOUNT    SURRENDER    DEATH
    YEAR        PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
  --------   --------------   --------   ---------   --------   --------   ---------   --------
       1         10,500         9,665       8,698      40,161     9,586       8,649      40,161
       2         11,025         9,340       8,404      40,161     9,169       8,291      40,161
       3         11,576         9,026       8,118      40,161     8,747       7,925      40,161
       4         12,155         8,721       7,990      40,161     8,319       7,699      40,161
       5         12,763         8,425       7,720      40,161     7,883       7,312      40,161

       6         13,401         8,138       7,657      40,161     7,438       7,113      40,161
       7         14,071         7,860       7,401      40,161     6,980       6,696      40,161
       8         14,775         7,591       7,353      40,161     6,506       6,461      40,161
       9         15,513         7,330       7,111      40,161     6,013       6,002      40,161
      10         16,289         7,076       7,076      40,161     5,498       5,717      40,161

      11         17,103         6,865       6,865      40,161     4,978       5,211      40,161
      12         17,959         6,659       6,659      40,161     4,427       4,673      40,161
      13         18,856         6,459       6,459      40,161     3,843       4,100      40,161
      14         19,799         6,264       6,264      40,161     3,221       3,488      40,161
      15         20,789         6,073       6,073      40,161     2,558       2,833      40,161

      16         21,829         5,888       5,888      40,161     1,845       2,127      40,161
      17         22,920         5,707       5,707      40,161     1,075       1,361      40,161
      18         24,066         5,531       5,531      40,161       237         526      40,161
      19         25,270         5,360       5,360      40,161         0           0           0
      20         26,533         5,193       5,193      40,161         0           0           0

      25         33,864         4,420       4,420      40,161         0           0           0
      35         55,160         3,145       3,145      40,161         0           0           0

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT  INVESTMENT RESULTS USING  GUARANTEED COST OF  INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                              ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334
  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.25% NET)

                                      CURRENT CHARGES*                 GUARANTEED CHARGES**
                PREMIUMS      --------------------------------   --------------------------------
   END OF     ACCUMULATED                   CASH                               CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT    SURRENDER     DEATH     ACCOUNT    SURRENDER     DEATH
    YEAR        PER YEAR       VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
  --------   --------------   --------   ----------   --------   --------   ----------   --------
       1         10,500        10,834        9,840      33,334    10,727        9,736      33,334
       2         11,025        11,740       10,755      33,334    11,517       10,537      33,334
       3         11,576        12,724       11,751      33,334    12,378       11,411      33,334
       4         12,155        13,794       12,987      33,334    13,317       12,517      33,334
       5         12,763        14,956       14,169      33,334    14,343       13,564      33,334

       6         13,401        16,219       15,657      33,334    15,464       14,909      33,334
       7         14,071        17,592       17,060      33,334    16,688       16,163      33,334
       8         14,775        19,083       18,788      33,334    18,025       17,735      33,334
       9         15,513        20,704       20,452      33,334    19,487       19,238      33,334
      10         16,289        22,465       22,465      33,334    21,088       21,088      33,334

      11         17,103        24,501       24,501      33,334    22,940       22,940      33,334
      12         17,959        26,736       26,736      33,334    24,991       24,991      33,334
      13         18,856        29,218       29,218      34,478    27,270       27,270      33,334
      14         19,799        31,946       31,946      37,377    29,804       29,804      34,891
      15         20,789        34,928       34,928      40,517    32,585       32,585      37,799

      16         21,829        38,190       38,190      43,919    35,625       35,625      40,969
      17         22,920        41,765       41,765      47,195    38,958       38,958      44,023
      18         24,066        45,686       45,686      50,712    42,614       42,614      47,301
      19         25,270        49,992       49,992      54,492    46,627       46,627      50,824
      20         26,533        54,687       54,687      59,609    51,004       51,004      55,594

      25         33,864        85,841       85,841      90,992    80,060       80,060      84,864
      35         55,160       208,273      208,273     218,687   192,260      192,260     201,873

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT  INVESTMENT RESULTS USING  GUARANTEED COST OF  INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                              ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                    CURRENT CHARGES*              GUARANTEED CHARGES**
                PREMIUMS      -----------------------------   -----------------------------
   END OF     ACCUMULATED                 CASH                            CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
    YEAR        PER YEAR       VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
  --------   --------------   -------   ---------   -------   -------   ---------   -------
       1         10,500       10,249       9,269    33,334    10,142       9,164    33,334
       2         11,025       10,506       9,546    33,334    10,279       9,324    33,334
       3         11,576       10,769       9,831    33,334    10,412       9,480    33,334
       4         12,155       11,040      10,275    33,334    10,539       9,781    33,334
       5         12,763       11,319      10,577    33,334    10,661       9,928    33,334

       6         13,401       11,605      11,089    33,334    10,774      10,266    33,334
       7         14,071       11,900      11,411    33,334    10,875      10,394    33,334
       8         14,775       12,202      11,941    33,334    10,959      10,704    33,334
       9         15,513       12,514      12,282    33,334    11,021      10,793    33,334
      10         16,289       12,833      12,833    33,334    11,055      11,055    33,334

      11         17,103       13,228      13,228    33,334    11,106      11,106    33,334
      12         17,959       13,636      13,636    33,334    11,127      11,127    33,334
      13         18,856       14,058      14,058    33,334    11,117      11,117    33,334
      14         19,799       14,494      14,494    33,334    11,073      11,073    33,334
      15         20,789       14,944      14,944    33,334    10,988      10,988    33,334

      16         21,829       15,409      15,409    33,334    10,854      10,854    33,334
      17         22,920       15,889      15,889    33,334    10,656      10,656    33,334
      18         24,066       16,385      16,385    33,334    10,375      10,375    33,334
      19         25,270       16,898      16,898    33,334     9,991       9,991    33,334
      20         26,533       17,428      17,428    33,334     9,479       9,479    33,334

      25         33,864       20,353      20,353    33,334     3,955       3,955    33,334
      35         55,160       27,852      27,852    33,334         0           0         0

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT  INVESTMENT RESULTS USING  GUARANTEED COST OF  INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                              ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,334
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                    CURRENT CHARGES*              GUARANTEED CHARGES**
                PREMIUMS      -----------------------------   -----------------------------
   END OF     ACCUMULATED                 CASH                            CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
    YEAR        PER YEAR       VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
  --------   --------------   -------   ---------   -------   -------   ---------   -------
       1         10,500        9,665       8,698    33,334     9,558       8,593    33,334
       2         11,025        9,340       8,404    33,334     9,112       8,179    33,334
       3         11,576        9,026       8,118    33,334     8,662       7,761    33,334
       4         12,155        8,721       7,990    33,334     8,209       7,486    33,334
       5         12,763        8,425       7,720    33,334     7,750       7,053    33,334

       6         13,401        8,138       7,657    33,334     7,283       6,810    33,334
       7         14,071        7,860       7,401    33,334     6,803       6,352    33,334
       8         14,775        7,591       7,353    33,334     6,305       6,073    33,334
       9         15,513        7,330       7,111    33,334     5,782       5,568    33,334
      10         16,289        7,076       7,076    33,334     5,230       5,230    33,334

      11         17,103        6,865       6,865    33,334     4,665       4,665    33,334
      12         17,959        6,659       6,659    33,334     4,061       4,061    33,334
      13         18,856        6,459       6,459    33,334     3,419       3,419    33,334
      14         19,799        6,264       6,264    33,334     2,733       2,733    33,334
      15         20,789        6,073       6,073    33,334     1,997       1,997    33,334

      16         21,829        5,888       5,888    33,334     1,200       1,200    33,334
      17         22,920        5,707       5,707    33,334       324         324    33,334
      18         24,066        5,531       5,531    33,334         0           0         0
      19         25,270        5,360       5,360    33,334         0           0         0
      20         26,533        5,193       5,193    33,334         0           0         0

      25         33,864        4,420       4,420    33,334         0           0         0
      35         55,160        3,145       3,145    33,334         0           0         0

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT  INVESTMENT RESULTS USING  GUARANTEED COST OF  INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                       CURRENT CHARGES*                 GUARANTEED CHARGES**
                PREMIUMS       --------------------------------   --------------------------------
   END OF      ACCUMULATED                   CASH                               CASH
  CONTRACT   AT 5% INTEREST    ACCOUNT    SURRENDER     DEATH     ACCOUNT    SURRENDER     DEATH
    YEAR        PER YEAR        VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
  --------   ---------------   --------   ----------   --------   --------   ----------   --------
       1          10,500        10,834        9,840      19,380    10,650        9,660      19,380
       2          11,025        11,740       10,755      19,380    11,357       10,380      19,380
       3          11,576        12,724       11,751      19,380    12,131       11,169      19,380
       4          12,155        13,794       12,987      19,380    12,984       12,190      19,380
       5          12,763        14,956       14,169      19,380    13,930       13,156      19,380

       6          13,401        16,219       15,657      19,380    14,986       14,436      19,380
       7          14,071        17,595       17,063      19,883    16,172       15,650      19,380
       8          14,775        19,106       18,810      21,208    17,516       17,228      19,443
       9          15,513        20,760       20,508      22,629    19,027       18,780      20,740
      10          16,289        22,549       22,549      24,578    20,664       20,664      22,524

      11          17,103        24,595       24,595      26,563    22,536       22,536      24,340
      12          17,959        26,837       26,837      28,716    24,587       24,587      26,309
      13          18,856        29,275       29,275      31,325    26,816       26,816      28,693
      14          19,799        31,947       31,947      33,864    29,260       29,260      31,016
      15          20,789        34,856       34,856      36,948    31,916       31,916      33,831

      16          21,829        38,046       38,046      39,949    34,834       34,834      36,576
      17          22,920        41,517       41,517      43,594    38,005       38,005      39,906
      18          24,066        45,308       45,308      47,574    41,447       41,447      43,520
      19          25,270        49,448       49,448      51,921    45,177       45,177      47,436
      20          26,533        53,969       53,969      56,667    49,215       49,215      51,677

      25          33,864        83,837       83,837      88,030    74,965       74,965      78,714
      35          55,160       202,335      202,335     204,358   175,528      175,528     177,284

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT  INVESTMENT RESULTS USING  GUARANTEED COST OF  INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                    CURRENT CHARGES*              GUARANTEED CHARGES**
                PREMIUMS      -----------------------------   -----------------------------
   END OF     ACCUMULATED                 CASH                            CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
    YEAR        PER YEAR       VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
  --------   --------------   -------   ---------   -------   -------   ---------   -------
       1         10,500       10,249       9,269    19,380    10,062       9,086    19,380
       2         11,025       10,506       9,546    19,380    10,104       9,152    19,380
       3         11,576       10,769       9,831    19,380    10,123       9,196    19,380
       4         12,155       11,040      10,275    19,380    10,116       9,364    19,380
       5         12,763       11,319      10,577    19,380    10,077       9,351    19,380

       6         13,401       11,605      11,089    19,380    10,002       9,502    19,380
       7         14,071       11,900      11,411    19,380     9,880       9,406    19,380
       8         14,775       12,202      11,941    19,380     9,703       9,454    19,380
       9         15,513       12,514      12,282    19,380     9,455       9,232    19,380
      10         16,289       12,833      12,833    19,380     9,124       9,124    19,380

      11         17,103       13,228      13,228    19,380     8,730       8,730    19,380
      12         17,959       13,636      13,636    19,380     8,217       8,217    19,380
      13         18,856       14,058      14,058    19,380     7,564       7,564    19,380
      14         19,799       14,494      14,494    19,380     6,738       6,738    19,380
      15         20,789       14,944      14,944    19,380     5,699       5,699    19,380

      16         21,829       15,409      15,409    19,380     4,387       4,387    19,380
      17         22,920       15,889      15,889    19,380     2,723       2,723    19,380
      18         24,066       16,385      16,385    19,380       595         595    19,380
      19         25,270       16,898      16,898    19,380         0           0         0
      20         26,533       17,428      17,428    19,380         0           0         0

      25         33,864       20,353      20,353    21,371         0           0         0
      35         55,160       27,854      27,854    28,133         0           0         0

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT  INVESTMENT RESULTS USING  GUARANTEED COST OF  INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                               SINGLE LIFE OPTION
                            $10,000 INITIAL PREMIUM
                               ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,380
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                   CURRENT CHARGES*           GUARANTEED CHARGES**
                PREMIUMS      --------------------------   --------------------------
   END OF     ACCUMULATED               CASH                         CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT  SURRENDER  DEATH    ACCOUNT  SURRENDER  DEATH
    YEAR        PER YEAR      VALUE     VALUE    BENEFIT   VALUE     VALUE    BENEFIT
  --------   --------------   ------   -------   -------   ------   -------   -------
       1         10,500       9,665     8,698    19,380    9,475     8,512    19,380
       2         11,025       9,340     8,404    19,380    8,923     7,994    19,380
       3         11,576       9,026     8,118    19,380    8,340     7,444    19,380
       4         12,155       8,721     7,990    19,380    7,720     7,004    19,380
       5         12,763       8,425     7,720    19,380    7,056     6,368    19,380

       6         13,401       8,138     7,657    19,380    6,338     5,875    19,380
       7         14,071       7,869     7,401    19,380    5,553     5,111    19,380
       8         14,775       7,591     7,353    19,380    4,684     4,461    19,380
       9         15,513       7,330     7,111    19,380    3,712     3,503    19,380
      10         16,289       7,076     7,076    19,380    2,616     2,616    19,380

      11         17,103       6,865     6,865    19,380    1,379     1,379    19,380
      12         17,959       6,659     6,659    19,380        0         0         0
      13         18,856       6,459     6,459    19,380        0         0         0
      14         19,799       6,264     6,264    19,380        0         0         0
      15         20,789       6,073     6,073    19,380        0         0         0

      16         21,829       5,888     5,888    19,380        0         0         0
      17         22,920       5,707     5,707    19,380        0         0         0
      18         24,066       5,531     5,531    19,380        0         0         0
      19         25,270       5,360     5,360    19,380        0         0         0
      20         26,533       5,193     5,193    19,380        0         0         0

      25         33,864       4,420     4,420    19,380        0         0         0
      35         55,160       3,145     3,145    19,380        0         0         0

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE VALUES REFLECT  INVESTMENT RESULTS USING  GUARANTEED COST OF  INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 55 MALE / 55 FEMALE
                          INITIAL FACE AMOUNT: $44,053
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                      CURRENT CHARGES*                 GUARANTEED CHARGES**
                PREMIUMS      --------------------------------   --------------------------------
   END OF     ACCUMULATED                   CASH                               CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT    SURRENDER     DEATH     ACCOUNT    SURRENDER     DEATH
    YEAR        PER YEAR       VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
  --------   --------------   --------   ----------   --------   --------   ----------   --------
       1         10,500        10,902        9,906      44,053    10,902        9,906      44,053
       2         11,025        11,882       10,894      44,053    11,882       10,894      44,053
       3         11,576        12,946       11,970      44,053    12,946       11,970      44,053
       4         12,155        14,103       13,292      44,053    14,103       13,292      44,053
       5         12,763        15,360       14,568      44,053    15,360       14,568      44,053

       6         13,401        16,726       16,159      44,053    16,726       16,159      44,053
       7         14,071        18,210       17,674      44,053    18,210       17,674      44,053
       8         14,775        19,825       19,526      44,053    19,822       19,523      44,053
       9         15,513        21,585       21,331      44,053    21,574       21,320      44,053
      10         16,289        23,505       23,505      44,053    23,477       23,477      44,053

      11         17,103        25,727       25,727      44,053    25,652       25,652      44,053
      12         17,959        28,162       28,162      44,053    28,031       28,031      44,053
      13         18,856        30,830       30,830      44,053    30,640       30,640      44,053
      14         19,799        33,755       33,755      44,053    33,507       33,507      44,053
      15         20,789        36,960       36,960      44,053    36,667       36,667      44,053

      16         21,829        40,479       40,479      46,551    40,154       40,154      46,177
      17         22,920        44,337       44,337      50,102    43,981       43,981      49,699
      18         24,066        48,565       48,565      53,908    48,175       48,175      53,475
      19         25,270        53,202       53,202      57,991    52,774       52,774      57,524
      20         26,533        58,305       58,305      63,553    57,828       57,828      63,033

      25         33,864        92,176       92,176      97,707    91,132       91,132      96,600
      35         55,160       230,373      230,373     241,893   219,404      219,404     230,374

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE  VALUES REFLECT INVESTMENT  RESULTS USING GUARANTEED  COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 55 MALE / 55 FEMALE
                          INITIAL FACE AMOUNT: $44,053
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                    CURRENT CHARGES*             GUARANTEED CHARGES**
                PREMIUMS      ----------------------------   ----------------------------
   END OF     ACCUMULATED                 CASH                           CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT   SURRENDER   DEATH    ACCOUNT   SURRENDER   DEATH
    YEAR        PER YEAR       VALUE     VALUE     BENEFIT    VALUE     VALUE     BENEFIT
  --------   --------------   -------   --------   -------   -------   --------   -------
       1         10,500       10,314      9,332    44,053    10,314      9,332    44,053
       2         11,025       10,632      9,669    44,053    10,632      9,669    44,053
       3         11,576       10,954     10,012    44,053    10,954     10,012    44,053
       4         12,155       11,279     10,509    44,053    11,279     10,509    44,053
       5         12,763       11,605     10,860    44,053    11,605     10,860    44,053

       6         13,401       11,941     11,422    44,053    11,931     11,412    44,053
       7         14,071       12,288     11,796    44,053    12,255     11,763    44,053
       8         14,775       12,646     12,383    44,053    12,574     12,311    44,053
       9         15,513       13,015     12,782    44,053    12,885     12,652    44,053
      10         16,289       13,396     13,396    44,053    13,182     13,182    44,053

      11         17,103       13,858     13,858    44,053    13,517     13,517    44,053
      12         17,959       14,337     14,337    44,053    13,834     13,834    44,053
      13         18,856       14,834     14,834    44,053    14,127     14,127    44,053
      14         19,799       15,349     15,349    44,053    14,393     14,393    44,053
      15         20,789       15,883     15,883    44,053    14,624     14,624    44,053

      16         21,829       16,436     16,436    44,053    14,809     14,809    44,053
      17         22,920       17,010     17,010    44,053    14,938     14,938    44,053
      18         24,066       17,606     17,606    44,053    14,991     14,991    44,053
      19         25,270       18,223     18,223    44,053    14,949     14,949    44,053
      20         26,533       18,863     18,863    44,053    14,787     14,787    44,053

      25         33,864       22,433     22,433    44,053    11,078     11,078    44,053
      35         55,160       31,836     31,836    44,053         0          0         0

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE  VALUES REFLECT INVESTMENT  RESULTS USING GUARANTEED  COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 55 MALE / 55 FEMALE
                          INITIAL FACE AMOUNT: $44,053
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                   CURRENT CHARGES*            GUARANTEED CHARGES**
                PREMIUMS      ---------------------------   ---------------------------
   END OF     ACCUMULATED                CASH                          CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT  SURRENDER   DEATH    ACCOUNT  SURRENDER   DEATH
    YEAR        PER YEAR      VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT
  --------   --------------   ------   --------   -------   ------   --------   -------
       1         10,500       9,726      8,757    44,053    9,726      8,757    44,053
       2         11,025       9,452      8,512    44,053    9,451      8,512    44,053
       3         11,576       9,177      8,266    44,053    9,177      8,266    44,053
       4         12,155       8,899      8,166    44,053    8,899      8,166    44,053
       5         12,763       8,628      7,920    44,053    8,618      7,910    44,053

       6         13,401       8,365      7,881    44,053    8,331      7,848    44,053
       7         14,071       8,108      7,647    44,053    8,035      7,575    44,053
       8         14,775       7,859      7,619    44,053    7,727      7,489    44,053
       9         15,513       7,616      7,397    44,053    7,403      7,185    44,053
      10         16,289       7,380      7,380    44,053    7,058      7,058    44,053

      11         17,103       7,186      7,186    44,053    6,713      6,713    44,053
      12         17,959       6,996      6,996    44,053    6,334      6,334    44,053
      13         18,856       6,811      6,811    44,053    5,916      5,916    44,053
      14         19,799       6,630      6,630    44,053    5,451      5,451    44,053
      15         20,789       6,453      6,453    44,053    4,932      4,932    44,053

      16         21,829       6,280      6,280    44,053    4,345      4,345    44,053
      17         22,920       6,110      6,110    44,053    3,673      3,673    44,053
      18         24,066       5,945      5,945    44,053    2,896      2,896    44,053
      19         25,270       5,783      5,783    44,053    1,985      1,985    44,053
      20         26,533       5,625      5,625    44,053      910        910    44,053

      25         33,864       4,885      4,885    44,053        0          0         0
      35         55,160       3,633      3,633    44,053        0          0         0

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE  VALUES REFLECT INVESTMENT  RESULTS USING GUARANTEED  COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 65 MALE / 65 FEMALE
                          INITIAL FACE AMOUNT: $27,778
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS      -------------------------------   -------------------------------
   END OF     ACCUMULATED                  CASH                              CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT    SURRENDER    DEATH     ACCOUNT    SURRENDER    DEATH
    YEAR        PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
  --------   --------------   --------   ---------   --------   --------   ---------   --------
       1         10,500        10,897       9,902      27,778    10,897       9,902      27,778
       2         11,025        11,862      10,875      27,778    11,862      10,875      27,778
       3         11,576        12,903      11,927      27,778    12,902      11,926      27,778
       4         12,155        14,037      13,227      27,778    14,021      13,211      27,778
       5         12,763        15,274      14,483      27,778    15,229      14,439      27,778

       6         13,401        16,623      16,057      27,778    16,535      15,969      27,778
       7         14,071        18,094      17,558      27,778    17,948      17,413      27,778
       8         14,775        19,698      19,399      27,778    19,482      19,185      27,778
       9         15,513        21,447      21,193      27,778    21,155      20,902      27,778
      10         16,289        23,354      23,354      27,778    22,988      22,988      27,778

      11         17,103        25,561      25,561      27,778    25,115      25,115      27,778
      12         17,959        27,981      27,981      29,940    27,485      27,485      29,409
      13         18,856        30,632      30,632      32,776    30,076      30,076      32,182
      14         19,799        33,537      33,537      35,550    32,914      32,914      34,889
      15         20,789        36,721      36,721      38,925    36,007      36,007      38,168

      16         21,829        40,211      40,211      42,222    39,396      39,396      41,367
      17         22,920        44,035      44,035      46,238    43,088      43,088      45,243
      18         24,066        48,227      48,227      50,639    47,104      47,104      49,460
      19         25,270        52,820      52,820      55,462    51,466      51,466      54,040
      20         26,533        57,887      57,887      60,782    56,231      56,231      59,043

      25         33,864        91,514      91,514      96,090    86,546      86,546      90,874
      35         55,160       228,720     228,720     231,007   203,577     203,577     205,613

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE  VALUES REFLECT INVESTMENT  RESULTS USING GUARANTEED  COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 65 MALE / 65 FEMALE
                          INITIAL FACE AMOUNT: $27,778
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                    CURRENT CHARGES*              GUARANTEED CHARGES**
                PREMIUMS      -----------------------------   -----------------------------
   END OF     ACCUMULATED                 CASH                            CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT   SURRENDER    DEATH    ACCOUNT   SURRENDER    DEATH
    YEAR        PER YEAR       VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT
  --------   --------------   -------   ---------   -------   -------   ---------   -------
       1         10,500       10,309       9,327    27,778    10,309       9,327    27,778
       2         11,025       10,612       9,650    27,778    10,612       9,650    27,778
       3         11,576       10,917       9,976    27,778    10,907       9,967    27,778
       4         12,155       11,232      10,463    27,778    11,191      10,423    27,778
       5         12,763       11,556      10,812    27,778    11,460      10,717    27,778

       6         13,401       11,891      11,372    27,778    11,710      11,193    27,778
       7         14,071       12,236      11,744    27,778    11,935      11,445    27,778
       8         14,775       12,592      12,329    27,778    12,126      11,866    27,778
       9         15,513       12,960      12,727    27,778    12,275      12,045    27,778
      10         16,289       13,339      13,339    27,778    12,370      12,370    27,778

      11         17,103       13,799      13,799    27,778    12,451      12,451    27,778
      12         17,959       14,276      14,276    27,778    12,455      12,455    27,778
      13         18,856       14,770      14,770    27,778    12,368      12,368    27,778
      14         19,799       15,283      15,283    27,778    12,172      12,172    27,778
      15         20,789       15,815      15,815    27,778    11,843      11,843    27,778

      16         21,829       16,366      16,366    27,778    11,347      11,347    27,778
      17         22,920       16,937      16,937    27,778    10,641      10,641    27,778
      18         24,066       17,530      17,530    27,778     9,661       9,661    27,778
      19         25,270       18,144      18,144    27,778     8,326       8,326    27,778
      20         26,533       18,781      18,781    27,778     6,527       6,527    27,778

      25         33,864       22,335      22,335    27,778         0           0         0
      35         55,160       31,696      31,696    32,014         0           0         0

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE  VALUES REFLECT INVESTMENT  RESULTS USING GUARANTEED  COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         ITT HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY
                            MODIFIED SINGLE PREMIUM
                            VARIABLE LIFE INSURANCE
                              LAST SURVIVOR OPTION
                            $10,000 INITIAL PREMIUM
                        ISSUE AGES: 65 MALE / 65 FEMALE
                          INITIAL FACE AMOUNT: $27,778
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                   CURRENT CHARGES*           GUARANTEED CHARGES**
                PREMIUMS      --------------------------   --------------------------
   END OF     ACCUMULATED               CASH                         CASH
  CONTRACT   AT 5% INTEREST   ACCOUNT  SURRENDER  DEATH    ACCOUNT  SURRENDER  DEATH
    YEAR        PER YEAR      VALUE     VALUE    BENEFIT   VALUE     VALUE    BENEFIT
  --------   --------------   ------   -------   -------   ------   -------   -------
       1         10,500       9,721     8,752    27,778    9,721     8,752    27,778
       2         11,025       9,432     8,493    27,778    9,432     8,493    27,778
       3         11,576       9,147     8,236    27,778    9,129     8,220    27,778
       4         12,155       8,869     8,136    27,778    8,809     8,077    27,778
       5         12,763       8,599     7,891    27,778    8,466     7,760    27,778

       6         13,401       8,336     7,852    27,778    8,095     7,614    27,778
       7         14,071       8,080     7,619    27,778    7,687     7,230    27,778
       8         14,775       7,831     7,592    27,778    7,232     6,996    27,778
       9         15,513       7,589     7,370    27,778    6,716     6,499    27,778
      10         16,289       7,354     7,354    27,778    6,122     6,122    27,778

      11         17,103       7,161     7,161    27,778    5,457     5,457    27,778
      12         17,959       6,972     6,972    27,778    4,673     4,673    27,778
      13         18,856       6,787     6,787    27,778    3,747     3,747    27,778
      14         19,799       6,606     6,606    27,778    2,652     2,652    27,778
      15         20,789       6,430     6,430    27,778    1,349     1,349    27,778

      16         21,829       6,257     6,257    27,778        0         0         0
      17         22,920       6,088     6,088    27,778        0         0         0
      18         24,066       5,923     5,923    27,778        0         0         0
      19         25,270       5,762     5,762    27,778        0         0         0
      20         26,533       5,604     5,604    27,778        0         0         0

      25         33,864       4,866     4,866    27,778        0         0         0
      35         55,160       3,619     3,619    27,778        0         0         0

 * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

** THESE  VALUES REFLECT INVESTMENT  RESULTS USING GUARANTEED  COST OF INSURANCE
   RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN
APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT Hartford Life and Annuity Insurance Company                               41
--------------------------------------------------------------------------------

                         PART I. FINANCIAL INFORMATION

Item 1.

                              FINANCIAL STATEMENTS

The following unaudited financial statements, reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. For a description of accounting policies, see Notes to Consolidated Financial Statements in the 1995 Form 10-K.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                                        QUARTER      SIX MONTHS
                                                         ENDED         ENDED
                                                        JUNE 30,      JUNE 30,
                                                       ----------  --------------
                                                       1996  1995   1996    1995
                                                       ----  ----  ------  ------
                                                       (UNAUDITED)  (UNAUDITED)

 Revenues:

 Premiums and other considerations                     $299  $270  $  943  $  720
 Net investment income                                  318   336     651     675
 Net realized losses on investments                      (1)   (7)     (1)     (6)
                                                       ----  ----  ------  ------
                                                        616   599   1,593   1,389
                                                       ----  ----  ------  ------

 Benefits, Claims and Expenses:

 Benefits, claims and claim adjustment expenses         392   350     788     716
 Amortization of deferred policy acquisition costs       63    50     129      92
 Dividends to policyholders                              61    69     347     297
 Other insurance expenses                                34    85     198     193
                                                       ----  ----  ------  ------
                                                        550   554   1,462   1,298
                                                       ----  ----  ------  ------

 Income Before Income Tax                                66    45     131      91
 Income tax expense                                      23    15      45      30
                                                       ----  ----  ------  ------

 Net Income                                            $ 43  $ 30  $   86  $   61
                                                       ----  ----  ------  ------
                                                       ----  ----  ------  ------

42                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                           JUNE 30,   DECEMBER 31,
                                                             1996         1995
                                                           --------   ------------
                                                                 (UNAUDITED)

                         Assets:

 Investments:
 Fixed maturities, available for sale, at fair value       $ 13,683     $14,400
 Equity securities, at fair value                                65          63
 Mortgage loans, at outstanding principal balance                57         265
 Policy loans, at outstanding balance                         3,756       3,381
 Other investments                                               99         156
                                                           --------   ------------
                                                             17,660      18,265

 Cash                                                            46          46
 Premiums and amounts receivable                                121         165
 Reinsurance recoverable                                      6,696       6,221
 Accrued investment income                                      399         394
 Deferred policy acquisition costs                            2,488       2,188
 Deferred income tax                                            601         420
 Other assets                                                   205         234
 Separate account assets                                     42,569      36,264
                                                           --------   ------------
                                                           $ 70,785     $64,197
                                                           --------   ------------
                                                           --------   ------------

           Liabilities and Stockholder's Equity

 Future policy benefits                                    $  2,677     $ 2,373
 Other policyholder funds                                    22,570      22,598
 Other liabilities                                            1,294       1,233
 Separate account liabilities                                42,569      36,264
                                                           --------   ------------
                                                             69,110      62,468
                                                           --------   ------------

 Common stock -- authorized 1,000 shares, $5,690 par
  value,
  Issued and outstanding 1,000 shares                             6           6
 Capital surplus                                              1,045       1,007
 Unrealized loss on investments, net of tax                    (235)        (57)
 Retained earnings                                              859         773
                                                           --------   ------------
                                                              1,675       1,729
                                                           --------   ------------
                                                           $ 70,785     $64,197
                                                           --------   ------------
                                                           --------   ------------

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               43
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                                 ----------------
                                                                  1996     1995
                                                                 -------  -------
                                                                   (UNAUDITED)

 Operating Activities:
 Net Income                                                      $    86  $    61
 Adjustments to net income:
 Net realized investment losses before tax                             1        4
 Net policyholder investment (gains) losses before tax                (4)       2
 Net deferred policy acquisition costs                              (300)    (181)
 Net amortization of premium on fixed maturities                       7        7
 Deferred income tax benefits                                        (88)    (120)
 Decrease in premiums and amounts receivable                          20        3
 Decrease (increase) in other assets                                  26      (33)
 Increase in reinsurance recoverable                                (264)     (60)
 Increase in liability for future policy benefits                    304      354
 Increase in other liabilities                                       150       57
 (Increase) decrease in accrued investment income                     (5)       7
                                                                 -------  -------
 Cash (Used For) Provided By Operating Activities                    (67)     101
                                                                 -------  -------

 Investing Activities:
 Purchases of fixed maturity investments                          (2,717)  (2,150)
 Proceeds from sales of fixed maturity investments                 1,348    2,835
 Maturities and principal paydowns of long-term investments        1,469      574
 Net purchases of other investments                                 (116)  (1,240)
 Net sales (purchases) of short-term investments                     232     (894)
                                                                 -------  -------
 Cash Provided By (Used For) Investing Activities                    216     (875)
                                                                 -------  -------

 Financing Activities:
 Net (disbursements) receipts for investment and UL-type
  contracts (debited) credited to policyholder account balances     (187)     837
 Capital contributions                                                38    --
                                                                 -------  -------
 Cash (Used For) Provided By Financing Activities                   (149)     837
                                                                 -------  -------

 Net Increase In Cash                                              --          63
 Cash at beginning of period                                          46       20
                                                                 -------  -------
 Cash At End Of Period                                           $    46  $    83
                                                                 -------  -------
                                                                 -------  -------

44                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                   ITEM 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                             RESULTS OF OPERATIONS
                                 (IN MILLIONS)
                      QUARTER ENDED JUNE 30, 1996 AND 1995

                                    ILAD        AMS      SPECIALTY     RUNOFF      TOTAL
                                 ----------  ----------  ----------  ----------  ----------
                                 1996  1995  1996  1995  1996  1995  1996  1995  1996  1995
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
 Revenues                        $252  $218  $100  $ 90  $210  $199  $ 54  $ 92  $616  $599
 Benefits, Claims, Expenses and
  Taxes                           204   186    96    85   204   193    69   105   573   569
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
 Net Income (Loss)               $ 48  $ 32  $  4  $  5  $  6  $  6  $(15) $(13) $ 43  $ 30
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues, up 16% from prior year. New deposits of fixed and variable annuities in the three months ended June 30, 1996 were approximately $2.7 billion, an increase of over 90% from prior year sales or $1.4 billion, but are not reported as revenues. Net income, up 50% from the same period last year, continues to grow as earnings are generated from an existing asset base. Revenue, new deposit, and net income increases are all indicative of exceptionally strong, stable growth.

ASSET MANAGEMENT SERVICES (AMS)

Continuing to be an industry leader in deferred compensation products, revenues in this segment grew by approximately 14% over the same period last year. Included in 1995 results is a one time benefit of approximately $2 million. Excluding this benefit, net income rose 33% over prior year. Asset Management Services is currently engaged in a restructuring process that is anticipated to result in new product development as well as expense reductions.

SPECIALTY

Net Income in the Specialty segment held steady in the second quarter as compared to the same period last year. In August of 1996, Congress passed COLI legislation which provides for a three year phase-out of the interest deduction on loans. It is expected that the President will sign this bill. In anticipation of unfavorable tax legislation there were no new deposits of leveraged COLI, but new products, such as variable COLI and other non-qualified deferred compensation vehicles, and new international ventures are being developed to mitigate lost earnings due to leveraged COLI.

RUNOFF

The Runoff segment consists of a closed block of guaranteed rate contracts (GRC) formerly part of the AMS segment of business. GRC results have been negatively affected by lower investment earnings on mortgaged-backed securities due to prepayments experienced in excess of assumed levels. Hartford Life Insurance Company (HLIC) is considering portfolio management strategies which may accelerate the recognition of the closed book GRC loss as disclosed in HLIC's 1995 Form 10K Annual Report.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               45
--------------------------------------------------------------------------------

                   ITEM 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                             RESULTS OF OPERATIONS
                                 (IN MILLIONS)
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1995

                                ILAD        AMS      SPECIALTY     RUNOFF        TOTAL
                             ----------  ----------  ----------  ----------  --------------
                             1996  1995  1996  1995  1996  1995  1996  1995   1996    1995
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
 Revenues                    $524  $407  $200  $196  $753  $593  $116  $193  $1,593  $1,389
 Benefits, claims, expenses
  and taxes                   430   340   192   187   739   582   146   219   1,507   1,328
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
 Net income (loss)           $ 94  $ 67  $  8  $  9  $ 14  $ 11  $(30) $(26) $   86  $   61
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

Growth in fixed and variable annuity sales, as well as several assumption reinsurance transactions in the last several years have increased the assets under management in this segment to approximately $39 billion through June 1996. The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues. New deposits of fixed and variable annuities in the first six months of 1996 were approximately $5 billion, but are not reported as revenues, an increase over prior year sales of $1.5 billion or 42%.

ASSET MANAGEMENT SERVICES (AMS)

This segment is one of the top providers of deferred compensation products in the country. Net income increased by 14% over prior year, excluding a one time benefit of approximately $2 million in 1995. Asset Management services is currently engaged in a restructuring process that is anticipated to result in new product development as well as expense reductions.

SPECIALTY

Increased net income in the Specialty segment is attributable to net investment income and other revenues on the existing block of corporate owned life insurance (COLI) business. In August of 1996 Congress passed COLI legislation which provides for a three year phase-out of the interest deduction on loans. It is anticipated that the President will sign this bill. Although there were no new deposits of leveraged COLI in the first half of 1996, new products, including variable COLI and other non-qualified deferred compensation vehicles, are being developed. Also, expansion into new international ventures should further mitigate the earnings lost due to leveraged COLI.

RUNOFF

The Runoff segment consists of a closed block of guaranteed rate contracts (GRC) formerly part of the AMS segment of business. GRC results have been negatively affected by lower investment earnings on mortgaged-backed securities due to prepayments experienced in excess of assumed levels. Hartford Life Insurance Company (HLIC) is considering portfolio management strategies which may accelerate the recognition of the closed book GRC loss as disclosed in HLIC's 1995 Form 10K Annual Report.

                          ARTHUR ANDERSEN LLP


            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
            ----------------------------------------

To the Board of Directors of
   ITT Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory balance sheets of ITT Hartford
Life and Annuity Insurance Company (a Wisconsin corporation and wholly-owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1995 and 1994, and the related statutory statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1 of notes to statutory financial statements. When statutory financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditors' report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1. In our opinion, because the differences in accounting practices as described in Note 1 are material, the statutory financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995.

However, in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with statutory accounting practices as described in Note 1.

As discussed in Note 1 of notes to statutory financial statements, the Company changed its valuation method in determining aggregate reserves for future benefits.

                                                /s/ Arthur Andersen LLP

Hartford, Connecticut
January 24, 1996

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                         STATUTORY STATEMENTS OF INCOME

                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                            -------------------------------------------
                                                                                1995           1994           1993
                                                                            -------------  -------------  -------------
Revenues
  Premiums and Annuity Considerations.....................................  $     165,792  $     442,173  $      14,281
  Annuity and Other Fund Deposits.........................................      1,087,661        608,685      1,986,140
  Net Investment Income...................................................         78,787         29,012          7,970
  Commissions and Expense Allowances on Reinsurance
   Ceded..................................................................        183,380        154,527         60,700
  Reserve Adjustment on Reinsurance Ceded.................................      1,879,785      1,266,926              0
  Other Revenues..........................................................        140,796         41,857        369,598
                                                                            -------------  -------------  -------------
    Total Revenues........................................................      3,536,201      2,543,180      2,438,689
                                                                            -------------  -------------  -------------
Benefits and Expenses
  Death and Annuity Benefits..............................................         53,029          7,948          3,192
  Surrenders and Other Benefit Payments...................................        221,392        181,749          4,955
  Commissions and Other Expenses..........................................        236,202        186,303        132,169
  Increase in Reserves for Future Benefits................................         94,253        416,748          5,120
  Increase in Liability for Premium and Other Deposit Funds...............        460,124        182,934        281,024
  Net Transfers to Separate Accounts......................................      2,414,669      1,541,419      2,013,183
                                                                            -------------  -------------  -------------
    Total Benefits and Expenses...........................................      3,479,669      2,517,101      2,439,643
                                                                            -------------  -------------  -------------
Net Gain (Loss) from Operations before Federal Income Tax Expense.........         56,532         26,079           (954)
  Federal Income Tax Expense..............................................         14,048         24,038         11,270
                                                                            -------------  -------------  -------------
Net Gain (Loss) from Operations...........................................         42,484          2,041        (12,224)
  Net Realized Capital Gains (Losses).....................................            374             (2)           877
                                                                            -------------  -------------  -------------
Net Income (Loss).........................................................  $      42,858  $       2,039  $     (11,347)
                                                                            -------------  -------------  -------------
                                                                            -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATUTORY BALANCE SHEETS

                                                                                                 AS OF DECEMBER 31,
                                                                                            ----------------------------
                                                                                                1995           1994
                                                                                            -------------  -------------
Assets
  Bonds...................................................................................  $   1,226,489  $     798,501
  Common Stocks...........................................................................         39,776          2,275
  Policy Loans............................................................................         22,521         20,145
  Cash and Short-Term Investments.........................................................        173,304         84,312
  Other Invested Assets...................................................................         13,432          2,519
                                                                                            -------------  -------------
    Total Cash and Invested Assets........................................................      1,475,522        907,752
                                                                                            -------------  -------------
  Investment Income Due and Accrued.......................................................         18,021         12,757
  Premium Balances Receivable.............................................................            402            467
  Receivables from Affiliates.............................................................          8,182          2,861
  Other Assets............................................................................         25,907         13,749
  Separate Account Assets.................................................................      7,324,910      3,588,077
                                                                                            -------------  -------------
    Total Assets..........................................................................  $   8,852,944  $   4,525,663
                                                                                            -------------  -------------
                                                                                            -------------  -------------
Liabilities
  Aggregate Reserves for Future Benefits..................................................  $     542,082  $     447,284
  Policy and Contract Claims..............................................................          8,223          9,902
  Liability for Premium and Other Deposit Funds...........................................        948,361        479,202
  Asset Valuation Reserve.................................................................          8,010          2,422
  Payable to Affiliates...................................................................          3,682          7,840
  Other Liabilities.......................................................................       (220,658)      (100,349)
  Separate Account Liabilities............................................................      7,324,910      3,588,077
                                                                                            -------------  -------------
    Total Liabilities.....................................................................      8,614,610      4,434,378
                                                                                            -------------  -------------
Capital and Surplus
  Common Stock............................................................................          2,500          2,500
  Gross Paid-In and Contributed Surplus...................................................        226,043        114,109
  Unassigned Funds........................................................................          9,791        (25,324)
                                                                                            -------------  -------------
    Total Capital and Surplus.............................................................        238,334         91,285
                                                                                            -------------  -------------
Total Liabilities and Capital and Surplus.................................................  $   8,852,944  $   4,525,663
                                                                                            -------------  -------------
                                                                                            -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
             STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                                                     ----------------------------------
                                                                                        1995        1994        1993
                                                                                     -----------  ---------  ----------
Capital and Surplus -- Beginning of Year...........................................  $    91,285  $  88,693  $   30,027
                                                                                     -----------  ---------  ----------
  Net Income (Loss)................................................................       42,858      2,039     (11,347)
  Net Unrealized Gains (Losses)....................................................        1,709       (133)     (1,198)
  Change in Asset Valuation Reserve................................................       (5,588)    (1,356)        135
  Change in Non-Admitted Assets....................................................       (1,944)    (8,599)      1,076
  Change in Reserve (calculation basis--see Note 1)................................            0     10,659           0
  Aggregate Write-ins for Surplus (see Note 3).....................................        8,080        (18)          0
  Dividends to Shareholder.........................................................      (10,000)         0           0
  Paid-in Surplus..................................................................      111,934          0      70,000
                                                                                     -----------  ---------  ----------
    Change in Capital and Surplus..................................................      147,049      2,592      58,666
                                                                                     -----------  ---------  ----------
Capital and Surplus -- End of Year.................................................  $   238,334  $  91,285  $   88,693
                                                                                     -----------  ---------  ----------
                                                                                     -----------  ---------  ----------

   The accompanying notes are an integral part of these financial statements

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                       STATUTORY STATEMENTS OF CASH FLOW
                                     ($000)

                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                            -------------------------------------------
                                                                                1995           1994           1993
                                                                            -------------  -------------  -------------
Operations
  Premiums, Annuity Considerations and Fund Deposits......................  $   1,253,511  $   1,050,493  $   2,000,492
  Investment Income.......................................................         78,328         24,519          5,594
  Other Income............................................................      2,253,466      1,515,700        434,851
                                                                            -------------  -------------  -------------
    Total Income..........................................................      3,585,305      2,590,712      2,440,937
                                                                            -------------  -------------  -------------
  Benefits Paid...........................................................        277,965        181,205          8,215
  Federal Income Taxes Paid on Operations.................................        208,423         20,634          9,666
  Other Expenses..........................................................      2,664,385      1,832,905      2,231,477
                                                                            -------------  -------------  -------------
    Total Benefits and Expenses...........................................      3,150,773      2,034,744      2,249,358
                                                                            -------------  -------------  -------------
    Net Cash From Operations..............................................        434,532        555,968        191,579
                                                                            -------------  -------------  -------------
Proceeds from Investments
  Bonds...................................................................        287,941         87,747         88,334
  Common Stocks...........................................................             52              0              0
  Other...................................................................             28             40         23,638
                                                                            -------------  -------------  -------------
    Net Investment Proceeds...............................................        288,021         87,787        111,972
                                                                            -------------  -------------  -------------
  Tax on Capital Gains....................................................            226            (96)           376
  Paid-in-Surplus.........................................................        111,934              0         70,000
  Other Cash Provided.....................................................         28,199         30,554              0
                                                                            -------------  -------------  -------------
    Total Proceeds........................................................        862,460        674,405        373,175
                                                                            -------------  -------------  -------------
Cost of Investments Acquired
  Bonds...................................................................        720,521        595,181        314,933
  Common Stocks...........................................................         35,794            808            567
  Miscellaneous Applications..............................................          2,146          2,523              0
                                                                            -------------  -------------  -------------
    Total Investments Acquired............................................        758,461        598,512        315,500
                                                                            -------------  -------------  -------------
Other Cash Applied
  Dividends Paid to Stockholder...........................................         10,000              0              0
  Other...................................................................          5,007         24,813         24,626
                                                                            -------------  -------------  -------------
    Total Other Cash Applied..............................................         15,007         24,813         24,626
                                                                            -------------  -------------  -------------
      Total Applications..................................................        773,468        623,325        340,126
                                                                            -------------  -------------  -------------
Net Change in Cash and Short-Term Investments.............................         88,992         51,080         33,049
Cash and Short-Term Investments, Beginning of Year........................         84,312         33,232            183
                                                                            -------------  -------------  -------------
Cash and Short-Term Investments, End of Year..............................  $     173,304  $      84,312  $      33,232
                                                                            -------------  -------------  -------------
                                                                            -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

ITT Hartford Life and Annuity Insurance Company                               51
--------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION

    ITT Hartford Life and Annuity Insurance Company (ILA or the Company), formerly known as ITT Life Insurance Corporation, is a wholly owned subsidiary of Hartford Life Insurance Company (HLIC), which is an indirect subsidiary of ITT Hartford Group, Inc. (ITT Hartford), formerly a wholly owned subsidiary of ITT Corporation (ITT). On December 19, 1995, ITT Corporation distributed all the outstanding shares of ITT Hartford Group to ITT shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, ITT Hartford became an independent, publicly traded company.

    ILA offers a complete line of ordinary and universal life insurance, individual annuities and certain supplemental accident and health benefit coverages.

BASIS OF PRESENTATION

    The accompanying ILA statutory basis financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners (NAIC) and the Insurance Department of the State of Wisconsin.

    The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilties and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    Statutory  accounting practices and generally accepted accounting principles
(GAAP) differ in certain significant respects. These differences principally involve:

    (1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policy;

    (2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, generally, for universal life policies and investment products, are only recorded for policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders and the retrospective deposit method is used in accounting for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit. The prospective deposit method is used for GAAP purposes where investment margins are the primary source of profit;

    (3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used for GAAP financial reporting;

    (4) providing for income taxes based on current taxable income (tax return) only for statutory purposes, rather than establishing additional assets or liabilities for deferred Federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes;

    (5) excluding certain GAAP assets designated as non-admitted assets (e.g., past due agent's balances and furniture and equipment) from the balance sheet for statutory purposes by directly charging surplus;

    (6) establishing accruals for post-retirement and post-employment health care benefits on an optional basis, immediate recognition or a twenty year phase-in approach, whereas GAAP liabilities were established at date of adoption;

    (7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve); as well as the deferral and amortization of realized gains and losses, motivated by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest
Maintenance Reserve); whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

    (8) the reporting of reserves and benefits net of reinsurance ceded, where risk transfer has taken place; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

52                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    (9) the reporting of fixed maturities at amortized cost, where GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's fixed maturities were classified on a GAAP basis as "available-for-sale" and accordingly, these investments were reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Unrealized Gain/Loss on Investments, Net of Tax". For statutory reporting purposes, Net Unrealized Loss on Investments represents unrealized gains or losses on common stock and other bonds reported at fair value; and
    (10) separate account liabilties are valued on the Commissioner's Annuity Reserve Valuation Method (CARVM), with the surplus generated recorded as a liability to the general account (and a contra liability on the balance sheet of the general account), whereas GAAP liabilities are valued at account value.

    As of December 31, 1995, 1994 and 1993, the significant differences between statutory and GAAP basis net income and capital and surplus for the Company are summarized as follows:

                                                                                                   1995         1994
                                                                                                -----------  -----------
GAAP Net Income:..............................................................................  $    38,821  $    23,295
  Amortization and deferral of policy acquisition costs.......................................     (174,341)    (117,863)
  Benefit reserve adjustment..................................................................       31,392       30,912
  Deferred taxes..............................................................................        2,801       (9,267)
  Separate accounts...........................................................................      146,635       75,941
  Coinsurance.................................................................................            0        3,472
  Other, net..................................................................................       (2,450)      (4,451)
  Statutory Net Income (Loss).................................................................  $    42,858  $     2,039
GAAP Capital and Surplus......................................................................  $   455,541  $   199,785
  Deferred policy acquisition costs...........................................................     (596,542)    (422,201)
  Benefit reserve adjustment..................................................................       74,782       85,191
  Deferred taxes..............................................................................        1,493       13,257
  Separate accounts...........................................................................      333,123      186,488
  Asset valuation reserve.....................................................................       (8,010)      (2,422)
  Coinsurance.................................................................................            0            0
  Unrealized gain (loss) on bonds.............................................................       (1,696)      21,918
  Adjustment relating to Lyndon contribution..................................................      (41,277)           0
  Other, net..................................................................................       20,920        9,269
  Statutory Capital and Surplus...............................................................  $   238,334  $    91,285

                                                                                                   1993
                                                                                                -----------
GAAP Net Income:..............................................................................  $     6,071
  Amortization and deferral of policy acquisition costs.......................................     (147,700)
  Benefit reserve adjustment..................................................................       14,059
  Deferred taxes..............................................................................       (7,123)
  Separate accounts...........................................................................      110,547
  Coinsurance.................................................................................       11,578
  Other, net..................................................................................        1,221
  Statutory Net Income (Loss).................................................................  $   (11,347)
GAAP Capital and Surplus......................................................................  $   198,408
  Deferred policy acquisition costs...........................................................     (304,338)
  Benefit reserve adjustment..................................................................       43,621
  Deferred taxes..............................................................................       13,706
  Separate accounts...........................................................................      110,547
  Asset valuation reserve.....................................................................       (1,066)
  Coinsurance.................................................................................       22,642
  Unrealized gain (loss) on bonds.............................................................            0
  Adjustment relating to Lyndon contribution..................................................            0
  Other, net..................................................................................        5,173
  Statutory Capital and Surplus...............................................................  $    88,693

AGGREGATE RESERVES AND LIABILITIES FOR PREMIUM AND
OTHER DEPOSIT FUNDS

    Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with presently accepted actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables at various rates ranging from 2.5% to 6.0%. Accumulation and on-benefit annuity reserves are based principally on Individual Annuity tables at various rates ranging from 2.5% to 8.75% and using the Commissioner's Annuity Reserve Valuation Method (CARVM). Accident and health reserves are established using a two year preliminary term method and morbidity tables based on Company experience.

    ILA has established separate accounts to segregate the assets and liabilities of certain annuity contracts that must be segregated from the Company's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Premiums, benefits and expenses of these contracts are reported in the Statutory Statements of Income.

    During 1994, the Company changed the valuation method on aggregate reserves for future benefits resulting in a $10.7 million increase in surplus. The new valuation method is in accordance with presently accepted actuarial standards.

INVESTMENTS

    Investments in bonds are carried at amortized cost. Bonds which are deemed ineligible to be held at amortized cost by the National Association of Insurance Commissioners (NAIC) Securities Valuation Office (SVO) are carried at the appropriate SVO published value. When a permanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Common stocks are carried at market value with the difference from cost reflected in surplus. Other invested assets are generally recorded at fair value.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               53
--------------------------------------------------------------------------------

    Changes in unrealized capital gains and losses on common stock are reported as additions to or reductions of surplus. The Asset Valuation Reserve is designed to provide a standardized reserve process for realized and unrealized losses due to the default and equity risks associated with invested assets. The reserve increased by $5,588, $1,356 and $135 in 1995, 1994 and 1993, respectively. Additionally, the Interest Maintenance Reserve (IMR) captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the remaining life of the mortgage loan or bond sold. Realized capital gains and losses, net of taxes, not included in IMR are reported in the Statutory Statements of Income. Realized investment gains and losses are determined on a specific identification basis. The amount of net capital gains reclassified from the IMR was $39 in 1995 and the amount of net capital losses was $67 and $264 in 1994 and 1993, respectively. The amount of income amortized was $256, $114 and $178 in 1995, 1994 and 1993, respectively.

OTHER LIABILITIES
    The amount reflected in other liabilities includes a receivable from the separate accounts of $333.1, $186.5 million in 1995 and 1994, respectively. The balances are classified in accordance with NAIC accounting practices.
 2. INVESTMENTS:

    (A) COMPONENTS OF NET INVESTMENT INCOME

                          1995       1994       1993
                        ---------  ---------  ---------
Interest income from
 fixed maturity
 securities...........  $  76,100  $  28,335  $   7,541
Interest income from
 policy loans.........      1,504        454        124
Interest and dividends
 from other
 investments..........      2,288      1,069        481
                        ---------  ---------  ---------
Gross investment
 income...............     79,892     29,858      8,146
Less: investment
 expenses.............      1,105        846        176
Net investment
 income...............  $  78,787  $  29,012  $   7,970
                        ---------  ---------  ---------
                        ---------  ---------  ---------

    (B) UNREALIZED GAINS (LOSSES) ON COMMON STOCKS

                               1995       1994       1993
                             ---------  ---------  ---------
Gross unrealized gains at
 end of year...............  $   1,724  $      75  $     148
Gross unrealized losses at
 end of year...............          0        (60)         0
                             ---------  ---------  ---------
Net unrealized gains.......      1,724         15        148
Balance at beginning of
 year......................         15        148         93
                             ---------  ---------  ---------
Change in net unrealized
 gains on common stocks....  $   1,709  $    (133) $      55
                             ---------  ---------  ---------
                             ---------  ---------  ---------

    (C) UNREALIZED GAINS (LOSSES) ON BONDS AND SHORT-TERM INVESTMENTS

                         1995        1994       1993
                      ----------  ----------  ---------
Gross unrealized
 gains at end of
 year...............  $   22,251  $      986  $   5,916
Gross unrealized
 losses at end of
 year...............      (1,374)    (34,718)      (684)
                      ----------  ----------  ---------
Net unrealized gains
 (losses) after
 tax................      20,877     (33,732)     5,232
Balance at beginning
 of year............     (33,732)      5,232      2,287
                      ----------  ----------  ---------
Change in net
 unrealized gains
 (losses) on bonds
 and short-term
 investments........  $   54,609  $  (38,964) $   2,945
                      ----------  ----------  ---------
                      ----------  ----------  ---------

    (D) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                              1995       1994       1993
                            ---------  ---------  ---------
Bonds and short term
 investments..............  $     156  $    (101) $    (316)
Common stocks.............         52          0          0
Real estate and other.....          0         34      1,316
                            ---------  ---------  ---------
Realized gains (losses)...        208        (67)     1,000
Capital gains (benefit)
 taxes....................       (205)         2        386
                            ---------  ---------  ---------
Net realized capital gains
 (losses) after tax.......        413        (69)       614
Less: IMR capital gains
 (losses).................         39        (67)      (263)
                            ---------  ---------  ---------
Net realized capital gains
 (losses).................  $     374  $      (2) $     877
                            ---------  ---------  ---------
                            ---------  ---------  ---------

54                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    (E) OFF-BALANCE SHEET INVESTMENTS

    The Company had no significant financial instruments with off-balance sheet risk as of December 31, 1995 and 1994.

    (F) CONCENTRATION OF CREDIT RISK
    Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

    (G) BONDS, SHORT-TERM AND COMMON STOCK INVESTMENTS

                                                                                                    1995
                                                                                   --------------------------------------
                                                                                                    GROSS        GROSS
                                                                                    AMORTIZED    UNREALIZED   UNREALIZED
                                                                                       COST         GAINS       LOSSES
                                                                                   ------------  -----------  -----------
U.S. government and government agencies and authorities:
  -- guaranteed and sponsored....................................................  $     44,268   $      14    $    (248)
  -- guaranteed and sponsored -- asset backed....................................       176,160       4,644         (682)
States, municipalities and political subdivisions................................        16,948          38           (6)
International governments........................................................         5,402         441            0
Public utilities.................................................................       108,083       1,652          (90)
All other corporate..............................................................       374,058       8,145         (248)
All other corporate -- asset backed..............................................       410,197       5,841          (89)
Short-term investments...........................................................       139,011          18            0
Certificates of deposit..........................................................        91,373       1,458          (11)
                                                                                   ------------  -----------  -----------
    Total........................................................................  $  1,365,500   $  22,251    $  (1,374)
                                                                                   ------------  -----------  -----------
                                                                                   ------------  -----------  -----------


                                                                                       FAIR
                                                                                      VALUE
                                                                                   ------------
U.S. government and government agencies and authorities:
  -- guaranteed and sponsored....................................................  $     44,034
  -- guaranteed and sponsored -- asset backed....................................       180,122
States, municipalities and political subdivisions................................        16,980
International governments........................................................         5,843
Public utilities.................................................................       109,645
All other corporate..............................................................       381,955
All other corporate -- asset backed..............................................       415,949
Short-term investments...........................................................       139,029
Certificates of deposit..........................................................        92,820
                                                                                   ------------
    Total........................................................................  $  1,386,377
                                                                                   ------------
                                                                                   ------------

                                                                                                     1995
                                                                               ------------------------------------------------
                                                                                               GROSS        GROSS
                                                                                AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                                                  COST         GAINS       LOSSES       VALUE
                                                                               -----------  -----------  -----------  ---------
Common Stock -- Unaffiliated.................................................   $   2,668    $     555    $       0   $   3,223
Common Stock -- Affiliated...................................................      35,384        1,169            0      36,553
                                                                               -----------  -----------  -----------  ---------
    Total Common Stock.......................................................   $  38,052    $   1,724           $0   $  39,776
                                                                               -----------  -----------  -----------  ---------
                                                                               -----------  -----------  -----------  ---------

                                                                                                    1994
                                                                             --------------------------------------------------
                                                                                             GROSS         GROSS
                                                                             AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                                                                COST         GAINS        LOSSES       VALUE
                                                                             ----------  -------------  -----------  ----------
U.S. government and government agencies and authorities:
  -- guaranteed and sponsored..............................................  $  175,925    $       0     $ (12,059)  $  163,866
  -- guaranteed and sponsored -- asset backed..............................     142,318          382        (4,911)     137,789
States, municipalities and political subdivisions..........................      10,409            0          (603)       9,806
International governments..................................................       2,248            0           (69)       2,179
Public utilities...........................................................      29,509           31        (1,271)      28,269
All other corporate........................................................     257,301          246        (9,452)     248,095
All other corporate -- asset backed........................................     112,390          327        (4,066)     108,651
Short-term investments.....................................................      56,365            0             0       56,365
Certificates of deposit....................................................      68,401            0        (2,287)      66,114
                                                                             ----------        -----    -----------  ----------
    Total..................................................................  $  854,866    $     986     $ (34,718)  $  821,134
                                                                             ----------        -----    -----------  ----------
                                                                             ----------        -----    -----------  ----------

                                                                                                        1994
                                                                                ----------------------------------------------------
                                                                                                 GROSS          GROSS
                                                                                 AMORTIZED    UNREALIZED     UNREALIZED      FAIR
                                                                                   COST          GAINS         LOSSES        VALUE
                                                                                -----------  -------------  -------------  ---------
Common Stock -- Unaffiliated..................................................   $   2,260     $      75      $     (60)   $   2,275

    The amortized cost and estimated market value of bonds and short-term investments at December 31, 1995 by management's anticipated maturity are shown below. Asset backed securities are distributed to maturity year based on ILA's estimate of the rate of future prepayments of principal

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               55
--------------------------------------------------------------------------------

over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting borrowers' rights to call or prepay their obligations.

                                       AMORTIZED     ESTIMATED
MATURITY                                  COST       FAIR VALUE
------------------------------------  ------------  ------------
Due in one year or less.............  $    439,793  $    442,327
Due after one year through five
 years..............................       840,088       855,741
Due after five years through ten
 years..............................        80,820        83,432
Due after ten years.................         4,799         4,877
                                      ------------  ------------
Total...............................  $  1,365,500  $  1,386,377
                                      ------------  ------------
                                      ------------  ------------

    Proceeds from sales of investments in bonds and short-term investments during 1995, 1994 and 1993 were $313,961, $117,912 and $333,023, respectively, resulting in gross realized gains of $1,419, $518 and $937, respectively, and gross realized losses of $1,263, $624 and $1,255, respectively, before transfers to IMR. The Company had realized gains of $52 during 1995 from a capital gain distribution.

    (H) FAIR VALUE OF FINANCIAL INSTRUMENTS
                              BALANCE SHEET ITEMS:
                                 (IN MILLIONS)

                                    1995                    1994
                           ----------------------  ----------------------
                            CARRYING      FAIR      CARRYING      FAIR
                             AMOUNT       VALUE      AMOUNT       VALUE
                           -----------  ---------  -----------  ---------
ASSETS
  Fixed maturities.......   $   1,366   $   1,386   $     855   $     821
  Common stocks..........          40          40           2           2
  Policy loans...........          23          23          20          20
  Miscellaneous..........          13          13           2           2
LIABILITIES
  Liabilities on
   investment
   contracts.............   $   1,031   $     981   $     534   $     526

    The  carrying  amounts  for  policy  loans  approximates  fair  value.   The
liabilities are determined by forecasting future cash flows discounted at current market rates.
 3. RELATED PARTY TRANSACTIONS:

    Transactions between the Company and its affiliates within ITT Hartford relate principally to tax settlements, reinsurance, service fees, capital contributions and payments of dividends.

    On June 30, 1995, the assets of Lyndon Insurance Company were contributed to ILA. As a result, ILA received approximately $365 million in fixed maturities, equity securities and cash, $28 million in policy reserves, $187 million of current tax liability, $26 million in IMR, $8 million in AVR (offset by an aggregate write-in to surplus), and $4 million of other liabilities. The assets in excess of liabilities of $112 were recorded as an increase to paid-in surplus.

    For additional information, see Note 5.
 4. FEDERAL INCOME TAXES:

    The Company is included in the consolidated Federal income tax return of ITT Hartford and its includable subsidiaries. Allocation of taxes is based primarily upon separate company tax return calculations with current credit for net losses used in consolidation except that increases resulting from consolidation are allocated in proportion to separate return amounts. Intercompany Federal income tax balances are generally settled quarterly with Hartford Fire Insurance Company (Hartford Fire), a subsidiary of ITT Hartford. Federal income taxes paid by the Company were $215,921, $20,538, and $10,042 in 1995, 1994 and 1993, respectively. The effective tax rate was 25%, 92%, and 1,181% in 1995, 1994, and 1993 respectively. The following schedule provides a reconciliation of the effective tax rate (in millions).

                                                                   1995   1994   1993
                                                                   ----   ----   ---
Tax provision (benefit) at US statutory rate.....................    20     9    (1)
Tax acquisiton deferred costs....................................     8     8    10
Statutory to tax reserves........................................     3     5     0
Investments and other............................................   (17)    2     2
Federal income tax expense.......................................    14    24    11

 5. CAPITAL AND SURPLUS AND SHAREHOLDER
   DIVIDEND RESTRICTIONS:

    The maximum amount of dividends which can be paid, without prior approval, by State of Wisconsin insurance companies to shareholders is subject to restrictions relating to statutory surplus. Dividends are paid as determined by the Board of Directors and are not cumulative. ILA paid dividends of $10 million to its parent, HLIC, in 1995. No dividends were paid in 1994 and 1993. As a result of the distribution by ITT, the assets of ITT Lyndon Insurance Company (Lyndon) were contributed to ILA in June 1995. Substantially all the business was removed from Lyndon prior to the contribution. The amount of assets which exceeded liabilities at the contribution date ($112 million) was included in paid-in capital.
 6. PENSION PLANS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

    The Company's employees are included in ITT Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the

56                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of HLIC's group pension contracts. Pension expense was $1,034, $1,211, and $765 in 1995, 1994 and 1993, respectively. Liabilities for the plan are held by Hartford Fire.

    The Company also participates in ITT Hartford's Investment and Savings Plan, which includes a deferred compensation option under IRC section 401(k) and an ESOP allocation under IRC section 404(k). The liabilities for these plans are included in the financial statements of Hartford Fire. The cost to ILA was not material in 1995, 1994 and 1993.

    The Company's employees are included in Hartford Fire's contributory defined health care and life insurance benefit plans. These plans provide health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal or early retirement age while still working for the Company. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Amounts allocated by Hartford Fire for post-retirement health care and life insurance benefits expense (not including provisions for accrual of post-retirement benefit obligations) are immaterial.

    The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 10.1% for 1995, decreasing ratably to 6% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated post-retirement benefit obligation and the annual expense. The cost to ILA was not material in 1995, 1994 and 1993.

    Post-employment benefits are primarily comprised of obligations to provide medical and life insurance to employees on long term disability. Post-employment benefit expense was not material in 1995, 1994 and 1993.
 7. REINSURANCE:

    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve ILA of its primary liability. ILA also assumes insurance from other insurers.

    Life insurance net retained premiums were comprised of the following:

                              FOR THE YEARS ENDED DECEMBER 31
                            -----------------------------------
                               1995        1994         1993
                            ----------  -----------  ----------
Direct premiums...........  $  159,918  $   133,180  $  131,586
Premiums assumed..........      13,299          960         841
Premiums ceded............       7,425     (308,033)    118,146
Premiums and annuity
 considerations...........     165,792      442,173      14,281

    In December 1994 the Company ceded to a third party, on a modified coinsurance basis, 80% of the variable annuity business written in 1994. The ceded business includes both general and separate account liabilities. As a result of the agreement ILA transferred approximately $1,352 million in assets and liabilities. The financial impact of the cession was an increase of approximately $15 million to net income and surplus.

    In November 1994, the Company ceded, on a modified coinsurance basis, 30% of the separate account variable annuity business distributed by Paine Webber to Paine Webber Life Insurance Company (PWLIC). As a result of the agreement, ILA transferred approximately $24 million in assets and liabilities to PWLIC. The financial impact of the cession was an increase of approximately $765 to net income and surplus.

    In October 1994, the agreement, effective December 1990, which required ILA to coinsure 90% of all existing and new business, excluding variable annuity business, written by the Company to HLIC, was terminated. As a result of the termination, ILA received approximately $430 million in assets and liabilities from HLIC. The impact of the transaction was a decrease of approximately $15 million to net income and surplus.

    In November 1993, ILA acquired, through an assumption reinsurance transaction, substantially all of the individual fixed and variable annuity business of Hartford Life and Accident, an affiliate. As a result of this transaction, the assets and liabilities of the Company increased approximately $1 billion, substantially all of which was transferred to the separate accounts of the Company. The remaining assets and liabilities (approximately $41 million) were transferred in October 1995. The impact of these transactions on net income and surplus was not significant.
 8. SEPARATE ACCOUNTS:

    The Company maintains separate account assets and liabilities totaling $7.3 billion and $3.6 billion at December 31, 1995 and 1994, respectively. Separate account assets are reported at fair value and separate account liabilities are determined in accordance with the Commissioners Annuity Reserve Valuation Method (CARVM), which approximates the market value less applicable surrender

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               57
--------------------------------------------------------------------------------

charges. Separate account assets are segregated from other investments, the policyholder assumes the investment risk, and the investment income and gains and losses accrue directly to the policyholder. Separate account management fees, net of minimum guarantees, were $72 million, $42 million, and $6 million in 1995, 1994, and 1993, respectively.
 9. COMMITMENTS AND CONTINGENCIES:

    As of December 31, 1995, the Company had no material contingent liabilities, nor had the Company committed any surplus funds for any contingent liabilities or arrangements. The Company is involved in various legal actions which have arisen in the course normal of its business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the results of operations and financial position of the Company.

    Under insurance guaranty laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on ILA under these laws cannot be reasonably estimated. Most of the laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the company in certain states. ILA paid guaranty fund assessments of $1,684, $583, and $495 in 1995, 1994, and 1993,
respectively.

                                   PART II

                      CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

The facing sheet.

The prospectus consisting of ____ pages.

The undertaking to file reports.

The Rule 484 undertaking.

The signatures.

(1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

     (A1) Resolution of Board of Directors of the Company is incorporated by reference to the Initial Submission, to the Registration Statement File No. 333-00259 dated January 17, 1996.

     (A2)  Not Applicable.

     (A3a) Principal Underwriting Agreement is incorporated herein.

     (A3b) Form of Selling Agreement is incorporated herein.

     (A3c) Not applicable.

     (A4)  Not applicable.

     (A5) Form of Modified Single Premium Variable Life Insurance Policy and Last Survivor Modified Single Premium Variable Life Insurance Policy is incorporated by reference as stated above.

     (A6a) Certificate of Incorporation of ITT Hartford Life and Annuity Insurance Company is incorporated herein.

     (A6b) Bylaws of ITT Hartford Life and Annuity Insurance Company is incorporated herein.

     (A7)  Not Applicable.

     (A8)  Not Applicable.

     (A9)  Not Applicable.

     (A10) Form of Application for Modified Single Premium Variable Life Insurance Policies and Last Survivor Modified Single Premium Variable Life Insurance Policy is incorporated by reference as stated above.

     (11) Memorandum describing transfer and redemption procedures is incorporated by reference as stated above.

(2) Opinion and consent of Scott Richardson, Assistant Counsel is incorporated by reference as stated above.

(3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1 (b) or (c) of Part I.

(4)  Not applicable.

(5) Opinion and consent of Michael Winterfield, FSA, MAAA is incorporated by reference as stated above.

(6)  Consent of Arthur Andersen LLP Independent Public Accountants.

(7) Opinion and consent of Assistant Counsel is incorporated by reference as stated above.

(8) Opinion and consent of Actuary is incorporated by reference as stated above.

(9)  Power of Attorney is incorporated by reference as stated above.

             REPRESENTATION OF REASONABLENESS OF FEES



The undersigned Registrant hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford Life.



UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


UNDERTAKING ON INDEMNIFICATION

Article VIII of the Bylaws of ITT Hartford Life and Annuity Insurance Company, a Connecticut corporation, provides for indemnification of its officers, directors and employees as follows:



SECTION 1. No person shall be liable to the Company for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as director or officer of the Company, or of any other company, partnership, joint venture, trust or other enterprise for which he serves as a director, officer or employee at the request of the Company, in good faith, if such person (a) exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or (b) took or omitted to take such action in reliance upon advice of counsel for the Company or upon statements made or information furnished by officers or employees of the Company which he had reasonable grounds to believe to be true. The foregoing shall not be exclusive of other rights and defenses to which he may be entitled as a matter of law.

SECTION 2. The Company shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, (other than one by or in the right of the Company) by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful.

SECTION 3. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.


SECTION 4. Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding, upon receipt if any undertaking by or on behalf of the director or employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized hereby.

SECTION 5. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, bylaw, agreement, vote of shareholders or of disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

The registrant hereby undertakes that insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 has duly caused this Registration Statement to be signed by the following persons in the capacities and on the dates indicated.

                             ITT HARTFORD LIFE AND ANNUITY INSURANCE
                             COMPANY - SEPARATE ACCOUNT FIVE (Registrant)

                             By: /s/ Gregory A. Boyko
                                 --------------------------------------------
                                 Gregory A. Boyko, Vice President & Controller

                             ITT HARTFORD LIFE AND ANNUITY INSURANCE
                             COMPANY (Depositor)

                             By: /s/ Gregory A. Boyko
                                 --------------------------------------------
                                 Gregory A. Boyko, Vice President & Controller


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Donald R. Frahm, Director *

Bruce D. Gardner, Director *

Joseph H. Gareau, Executive Vice
  President and Chief Investment
  Officer, Director *

Joseph Kanarek, Vice President            *By: /s/ Lynda Godkin
  Director *                                   --------------------------
                                                 Lynda Godkin
                                                 Attorney-in-Fact

Thomas M. Marra, Executive Vice
  President, Director *

Lowndes A. Smith, President,              Dated:  October 11, 1996
  Chief Executive Officer, Director *            ------------------

Lizabeth H. Zlatkus, Vice President,
  Director *